AUSTRALIS

31 July 2007

082-35065 SUPPL

~~82-35075~~

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 7 2007
WASH. D.C.
186

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

07025996

Dear Sir/Madam

AUSTRALIS AQUACULTURE LTD – ADR FILING SEC FILE NUMBER ~~82-35750~~

In accordance with the SEC's ADR program, please find below a table of all our recent announcements together with the attachments.

Date	Announcement Title	Annexure
31 July 2007	Quarterly Review - Appendix 4C	1
27 July 2007	Results of Shareholder General Meeting	2
26 July 2007	SPP closes oversubscribed	3
19 July 2007	Change of Director's Interest Notice	4
19 July 2007	Appendix 3B	5
13 July 2007	SPP Closing date extended to 20 July 2007	6
10 July 2007	Vietnam Breakthrough Supply Agreement	7
3 July 2007	Results from Shareholder Meeting	8
29 June 2007	Notice of General Meeting	9
27 June 2007	Appendix 3B	10
25 June 2007	$2m Share Purchase Plan	11
14 June 2007	Audio Interview with Joshua Goldman - Discusses Fundraising	12
14 June 2007	Raises $8m to fund expansion	13
14 June 2007	Reinstatement to Official Quotation	14
12 June 2007	Suspension from Official Quotation	15
7 June 2007	Trading Halt	16
4 June 2007	Notice of General Meeting	17
4 June 2007	Audio Interview with Joshua Goldman Managing Director	18
29 May 2007	Investor Update	19
15 May 2007	Major barramundi expansion in Vietnam to accelerate growth	20
14 May 2007	No serious injuries or production delays from farm mishap	21
11 May 2007	Appendix 3B	22
11 May 2007	Change of Director's Interest Notice	23

PROCESSED
AUG 2 2 2007
THOMSON FINANCIAL
B

Australis Aquaculture Limited
Level 9, The Quadrant, 1 William Street, Perth WA 6000
T: 089-288-4540 F: 089-288-4400 ABN: 65 098 236 938
US Operations: One Australia Way, Turners Falls, MA
E: josh@australis.us W: www.australis.us ASX code: **AAQ**
US based producers of Australian Barramundi

8/16

If you have any queries do not hesitate to contact me on:

Office line: +61 8 9486 164

Mobile: +61 417 717 480

Email: gabriel@laurus.net.au

Yours sincerely

GABRIEL CHIAPPINI
Company Secretary

AUSTRALIS

ASX/MEDIA RELEASE

31 July 2007

4th QUARTER REPORT

Strong Progress Towards Strategic Objectives
20% Year on Year Sales Increase

Australis Aquaculture (ASX: AAQ) made substantial progress during the 4th quarter in meeting its key production objective of 1,000 tpa output from its Turners Falls facility. Since January 2007, the Company has consistently achieved the stocking levels required to meet this target, resulting in a 35% increase in the number of fish in its production tanks during the quarter.

June inventory reached record levels in terms of both numbers of fish and value, with inventory value exceeding AUD$4.0 million.

Annual fish sales rose more than 20% over the prior year with all available product being sold, reflecting continued strong demand for Australis' product. Sales during the quarter were still constrained by reduced output resulting from the Company's inability to stock at target levels prior to January 2007.

Summary highlights for the 4th Quarter include:

- Major Vietnam initiative and strategic alliances announced with the target of realising 3,000 tpa of production within two years and 10,000 tpa within 5-7 years.
- Raising of AUD$11.25m in additional equity funds secured.
- Fingerling stocking issues overcome during the past six-month period, resulting in a 35% increase in the number of fish in production during the quarter.
- Continued discussions with major retail chains in North America in advance of increasing product availability.
- Equity interest secured in the recently listed Western Kingfish Limited IPO.

In commenting on the quarter, Australis' Managing Director, Josh Goldman said, "Australis completed several initiatives of strategic importance during the past quarter, including full stocking of its West Side expansion; commencement of internal filleting operations; the signing of two memoranda of understanding with strategic partners in Vietnam; and major commitments from institutional and private investors providing financing required to achieve its growth plans."

"Australis believes that this combination of increasing availability of product, growing market awareness, and unprecedented financial resources, position the Company for significantly expanded growth during the coming fiscal year."

Sales during the latter part of the June quarter were limited in an effort to increase the average size of the fish in inventory. This supports a strategy of staged increases in product availability and a re-balancing of the sales mix towards larger fish, which are more suitable for fillet production. The withholding of product available from sale, which will continue through August, is expected to result in significant growth in

inventory during the first quarter of FY08 and is not expected to affect customer relationships or the achievement of the Company's 1,000 tpa target during the second half of the second quarter. The Company believes that its decision to reduce available product for sale during this period is essential to ensuring achievement of long-term consistent output targets.

<u>**Sales**</u> – Total revenue in US dollars for the quarter were $1.2 million, essentially equal to the prior quarter. Due to the strengthening of the Australian dollar, however, sales in AUD declined by 7% to AUD$1.41 million. On a full year basis, fish sales increased more than 20% over the prior year.

<u>**Inventory Creation**</u> – Consistent stocking and full utilization of the expanded Turners Falls facility allowed Australis to increase the number of fish in production by more than 35% over the prior quarter. Inventory value exceeded AUD$4.0 million at June 30 as the higher stocking rates fill the pipeline and move the facility towards capacity. Inventory value is expected to increase a further 20% as the Company reaches full output from its Turners Falls facility during the current six month period, translating to expected annual product sales of approximately $10.0 million.



Value of Inventory (AUD)
(FX: AUD$1.00 = US$0.85)
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07

Quarterly Financial Performance – Cash resources during the quarter were deployed to aggressively build inventory in support of substantial sales growth expected during fiscal 2008. Reduced product available for sales resulting from inventory rebalancing served to reduce preliminary expectations of operating profit. The Company expects to post a moderate loss for the quarter, subject to year-end audit adjustments.

Fundraising –The Company received AUD$8.0 million in commitments from institutional and private investors through a private placement in June. These funds, together with AUD$3.25 million in proceeds from its oversubscribed Shareholder Purchase Plan (SPP) offering completed in July, position the Company to aggressively develop overseas production of barramundi in Vietnam and to support the expected growth in product availability through an expansion of its sales and marketing effort in its core North American market. All funds from these placements were received in late July.

Vietnam - The Company recently announced two agreements in respect to hatchery and growout operations in Vietnam, which are expected to form the basis of Australis' production of barramundi in Southeast Asia. The Company's exclusive agreement with the National Fisheries University in Nha Trang, Vietnam is expected to provide

Australis with large quantities of fingerlings at attractive costs, while also providing access to local management services and personnel.

Australis' agreement with a local aquaculture company will focus on cooperative production of up to 10,000 tpa of barramundi when fully built out.

Progress on these agreements continues, as legal and governmental requirements are addressed in advance of the commencement of production activities. Australis anticipates the commencement of both fish procurement and own-production activities in the September quarter, in support of its objective of producing 3,000 tonnes of annualized output within two years.

Western Kingfish Limited (WKL) - With the successful completion of the Western Kingfish IPO in July, Australis looks forward to maximizing the value of the Australis brand and the Company's US distribution network for WKL's products in one of the world's largest seafood markets. The Company believes that the WKL relationship has the potential to be the first of a number of distribution alliances that will leverage Australis' extensive and well-respected marketing capabilities in North America.

Commenting on the Company's recent performance, Mr. Goldman stated,

"Balancing consumer and retailer demand for "the next big fish" has been challenging as the building blocks required to create supply have been put into place over the past 12 months. This has demanded patience and understanding from our customers and investors as we have worked to develop a robust supply chain, production capacity and a nationwide distribution network throughout North America."

"Given the successful completion of the facility expansion, consistent stocking for the past six months, the beginning of development of our overseas production capacity and commencement of sourcing operations during the coming quarter, Australis looks forward to the new fiscal year and achievement of the Company's growth plans."

We appreciate your continued support of Australis and look forward to keeping you informed of our continued progress.

Joshua Goldman
Managing Director

About Australis Aquaculture Limited

Australis is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *'The Better Fish': Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competitors.

USA

Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us
One Australia Way
Turners Falls, MA 01376

Australia

Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations

Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

Further background Information

A 26 page report produced by State One Stockbroking entitled,' Global Fisheries Outlook' which documents the destruction of global fisheries and the emerging dominance of aquaculture is available at the State One website: www.stateone.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN

098 236 938

Quarter ended ("current quarter")

30 June 2007

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers		760	3,812
1.2	Payments for	(a) staff costs	(148)	(1,587)
		(b) advertising and marketing	(54)	(264)
		(c) research and development	-	-
		(d) Biomass creation/inventory	(1,106)	(3,897)
		(e) other working capital	(398)	(637)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		6	44
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(940)	(2,528)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(940)**	**(2,528)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(246)	(3,457)
		-	-
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses	-	-
	(item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(246)	(3,457)
1.14	**Total operating and investing cash flows**	(1,186)	(5,985)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	3,271	6,752
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	1,062
1.18	Repayment of borrowings	(356)	(435)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	2,915	7,379
	Net increase (decrease) in cash held	1,729	1,394
1.21	Cash at beginning of quarter/year to date	1,033	1,425
1.22	Exchange rate adjustments to item 1.21	17	(40)
1.23	**Cash at end of quarter**	2,779	2,779

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	235
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	349	1,425
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	758	535
4.2	Deposits at call	2,021	498
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22) Prior quarter's ending cash adjusted for a September outstanding deposit of $146k now recorded as a September transaction	2,779	1,033

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..31 July 2007.........................
(Company secretary)

Print name: .Gabriel Chiappini

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

AUSTRALIS

ASX/MEDIA RELEASE

Friday, 27 July 2007

RESULTS OF GENERAL MEETING

Australis Aquaculture Limited (ASX:AAQ) Further to the Shareholder meeting held today and in accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and proxies received, these are set out in the proxy summary below. The 2 resolutions were unanimously passed by show of hands.

1 Ratification of Placement - Tranche 1 Offer

In Favour	Against	Abstention	Proxy's discretion
6,436,031	164,585	10,273,100	550,540

2 Approval of Placement - Tranche 2 Offer

In Favour	Against	Abstention	Proxy's discretion
6,487,031	110,585	10,273,100	550,540

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as '*The Better Fish*': *Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a major expansion of the company's production capacity with a major investment in Vietnam. Together with its joint venture partner it will produce up to 10,000 TPA of high quality barramundi in an open water aquaculture facility in Central Vietnam for supply into North America, Europe and Australia.

Contacts

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS

ASX/MEDIA RELEASE

26 July 2007

AUSTRALIS AQUACULTURE SPP CLOSES OVERSUBSCRIBED

Australis Aquaculture (ASX: AAQ) is pleased to announce that its Share Purchase Plan (SPP) has closed oversubscribed. The company has raised \$3.265 million from shareholders who have subscribed for 6,531,600 shares at 50 cents (appendix 3B attached). The SPP followed and was made on the same terms as an earlier placement to institutions that raised \$8 million.

In commenting on the closure of the SPP, the Managing Director of Australis Aquaculture Limited, Josh Goldman, said "The Directors are heartened by the high level of support from shareholders and the confidence that has been expressed in the company's strategies. We are delighted that the SPP, coupled with the recent placement to institutions, has not only introduced some new and influential investors to the company but has signalled that existing investors are excited about the future for Australis."

For the past three years, the company has embarked on an aggressive program to introduce barramundi to North American markets and to grow it at large commercial volumes.

Goldman added, "With the completion of the financing, we are now positioned to execute our growth plans and meet increasing demand in North American, European and Australian markets. Over the next twelve months, we will expand our supply of barramundi by establishing production and sourcing operations in Vietnam and realise full 1,000 tpa production at our expanded US Turners Falls facility.

About Australis Aquaculture Limited

Australis is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as '*The Better Fish': Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competitors.

Australis Aquaculture Limited

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us
One Australia Way
Turners Falls, MA 01376 USA

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

Further background Information:

An Audio interview with Australis Managing Director Josh Goldman is available to the public on Boardroomradio. Mr. Goldman discusses the company's recently announced relationship with Nha Trang University of Fisheries as well as State One's report on the Global Fisheries Outlook. To access the interview go to www.Boardroomradio.com and search by stock code AAQ.

A 26 page report produced by State One Stockbroking entitled, *'Global Fisheries Outlook'* which documents the destruction of global fisheries and the emerging dominance of aquaculture is available at the State One website: www.stateone.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,531,600 shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share Purchase Plan offer to all shareholders
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 July 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
79,264,299	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 345,000 700,000 500,000 500,000 1,000,000 1,000,000 920,000 30,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43 Options 1/7/10, $0.50 Options 1/7/10, $0.45 Options 1/7/10, $0.50 Options 1/7/10, $0.55 Employee options 20/4/12, $0.60 Options $0.50, 20/4/12
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary Date: 26 July 2007

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX/MEDIA RELEASE

Thursday, 19 July 2007

Appendix 3Y

Australis Aquaculture Limited (ASX:AAQ) Please find attached Appendix 3Y in relation to securities disposed of by the company's Chairman, Mr Stewart Graham.

- ENDS -

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as '*The Better Fish': Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a major expansion of the company's production capacity with a major investment in Vietnam. Together with its joint venture partner it will produce up to 10,000 TPA of high quality barramundi in an open water aquaculture facility in Central Vietnam for supply into North America, Europe and Australia.

Contacts

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Garth Stewart GRAHAM
Date of last notice	**11 May 2007**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bulleen Pty Ltd <GS Graham Family Trust> (a trust which the Director is a beneficiary and a director of the trustee company)
Date of change	13 July 2007
No. of securities held prior to change	**Indirect shareholding** 7,435,366 Fully Paid Ordinary Shares 900,000 unlisted options exercisable at $0.30
Class	Fully paid ordinary shares
Number acquired	-
Number disposed	210,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$130,200

+ See chapter 19 for defined terms.

No. of securities held after change	**Indirect shareholding** 7,225,366 Fully Paid Ordinary Shares 900,000 unlisted options exercisable at $0.30
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

AUSTRALIS

ASX/MEDIA RELEASE

Thursday, 19 July 2007

Appendix 3B

Australis Aquaculture Limited (ASX:AAQ) Please find attached Appendix 3B in relation to 40,000 employee options cancelled. Please also note there is a small correction in relation to 30,000 options issued on 11 May 2007, the conversion price for these options are $0.50 not $0.60 per option.

- ENDS -

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as '*The Better Fish': Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a major expansion of the company's production capacity with a major investment in Vietnam. Together with its joint venture partner it will produce up to 10,000 TPA of high quality barramundi in an open water aquaculture facility in Central Vietnam for supply into North America, Europe and Australia.

Contacts

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000 employee options cancelled
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Terms of options issued were Exercise price $0.60 Term 5 years One third vesting 6 months after grant One third 12 months after 1st tranche vests One third 24 months after 1st trance vests

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NA
5	Issue price or consideration	NA
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	NA
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	NA

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
72,732,699	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 345,000 700,000 500,000 500,000 1,000,000 1,000,000 920,000 30,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43 Options 1/7/10, $0.50 Options 1/7/10, $0.45 Options 1/7/10, $0.50 Options 1/7/10, $0.55 Employee options 20/4/12, $0.60 Options $0.50, 20/4/12
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary Date: 19 July 2007

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX/MEDIA RELEASE

Friday, 13 July 2007

SHARE PURCHASE PLAN - EXTENSION OF CLOSING DATE

Australis Aquaculture Limited (ASX:AAQ) further to the announcement on 25 June 2007 and in accordance with the SPP terms & conditions, the closing date of the SPP has been extended from 17 July 2007 5pm (WST) **to Friday, 20 July 2007 5pm (WST).**

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as '*The Better Fish*': *Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a major expansion of the company's production capacity with a major investment in Vietnam. Together with its joint venture partner it will produce up to 10,000 TPA of high quality barramundi in an open water aquaculture facility in Central Vietnam for supply into North America, Europe and Australia.

Contacts

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS

ASX/ADR/MEDIA RELEASE

Tuesday July 9th, 2007

BREAKTHROUGH SUPPLY AGREEMENT & MANAGEMENT CONTRACT WITH VIETNAMESE FISHERIES UNIVERSITY

Australis Aquaculture Limited (ASX:AAQ) is pleased to announce that it has signed a Memorandum of Understanding ("MOU") with Nha Trang University of Fisheries, located in Nha Trang, Vietnam. Australis Managing Director, Mr Josh Goldman said, "This agreement is an important step forward for Australis and will further strengthen our leadership position in the world barramundi market. By securing an exclusive supply of fingerlings as well as operational support from the university, we will be able to fast track our growth plans."

Under the terms of the MOU, the University will establish a new Centre for Marine Fish Seedstock Breeding (the "Centre"), that will provide Australis with technical and management services and large-scale barramundi fingerling supplies on an exclusive basis for an initial 5-year term. Working in the University's existing hatchery and in a new hatchery to be constructed by Australis, the Centre is expected to supply up to 12.6 million fingerlings per year for use by Australis.

The key aspects of the agreement are:

- **Management** – The Centre will be managed by internationally recognized aquaculture expert, Dr. Nguyen Huu Dung. A full complement of experts will oversee daily operations at the two hatcheries.
- **Immediate supplies of Fingerlings at Low Cost** – The Centre's output is expected to be sufficient to meet Australis' near term needs for fingerlings in Vietnam, and to provide the company with an additional source of fingerling supply for its other operations at very attractive costs.
- **Proprietary Methods to Yield Faster Growing Fish** – Australis will benefit from the University's intensive research into barramundi hatchery technology in Vietnam, which has generated an impressive track record in producing fingerlings that attain market weight faster then conventionally produced stocks.
- **Local Staffing** – The Centre will provide Australis with access to their well-trained university graduates and will assist in the recruitment and supervision of key employees for Australis, as necessary.
- **Diagnostics and Other Services** – In addition to fingerling supply, the Centre will also provide world-class laboratory and fish health diagnostic services to Australis.

In commenting on the agreement, Managing Director, Mr Josh Goldman said, "Together, the combination of immediate, high-volume, supply of fingerlings and local management services provided by the Centre are expected to facilitate a rapid filling of Australis' Vietnamese production pipeline, with the aim of producing 10,000 tonnes of barramundi annually by 2012."

About Australis

Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *'The Better Fish': Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management have propelled Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a further expansion of the company's production capacity with a major investment in Vietnam. The Company plans to produce up to 10,000 TPA of high quality barramundi in Central Vietnam for supply into North America, Europe and Australia. For more information: www.TheBetterFish.com

About the University of Fisheries

The University of Fisheries, founded by Vietnam's Ministry of Education and Training in 1959, has a long history of training quality manpower for the fisheries and aquaculture sectors in Vietnam. Located in Nha Trang in Central Vietnam, the university's two campuses support approximately 10,000 students in a wide range of vocational, undergraduate, graduate and post-graduate academic programs and extensive research activities. Key areas of expertise include Aquaculture, Seed Production and Selective Breeding, Aquatic Product Preservation and Processing, Mechanical Engineering, Fish Diseases and Fisheries Technology. For more information: (http://www.ufic-norad.edu.vn/university.asp)

Contacts

USA
Josh Goldman, Managing Director
One Australia Way
Turners Falls, MA, 01376, USA
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

Australia
Gabriel Chiappini, Secretary
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000
Office: +61-8-9486-1644

AUSTRALIS

ASX/MEDIA RELEASE

Tuesday, July 3, 2007

RESULTS OF GENERAL MEETING

Australis Aquaculture Limited (ASX:AAQ) Further to the Shareholder meeting held on 2 July 2007 and in accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and proxies received, these are set out in the proxy summary below. All 3 resolutions were unanimously passed by show of hands.

		Favour	Against	Open	Abstain
Resolution 1	Authorisation and ratification in respect of the Yellowtail Kingfish Proposal.	15,245,755	330,826	551,731	114,000
Resolution 2	Authorisation for Australis to enter into the Western Kingfish Agreements	15,285,461	293,120	551,731	112,000
Resolution 3	Ratification of Issue of Shares	4,710,076	278,105	543,731	10,300,400

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *'The Better Fish': Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a major expansion of the company's production capacity with a major investment in Vietnam. Together with its joint venture partner it will produce up to 10,000 TPA of high quality barramundi in an open water aquaculture facility in Central Vietnam for supply into North America, Europe and Australia.

Contacts

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309

AUSTRALIS

ASX/MEDIA RELEASE

Friday, June 29, 2007

SHAREHOLDER NOTICE OF MEETING

Australis Aquaculture Limited (ASX:AAQ) further to the announcement on 14 June 2007, please find attached the shareholder Notice of Meeting to be held on **27 July 2007 10am (Australian WST).**

The Notice of Meeting was recently mailed to all Australis shareholders, the meeting will be held at the Celtic Club, 48 Ord Street, West Perth, Western Australia.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as '*The Better Fish*': *Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a major expansion of the company's production capacity with a major investment in Vietnam. Together with its joint venture partner it will produce up to 10,000 TPA of high quality barramundi in an open water aquaculture facility in Central Vietnam for supply into North America, Europe and Australia.

Contacts

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938

NOTICE OF GENERAL MEETING

PROXY FORM

EXPLANATORY MEMORANDUM

Date of Meeting
27 July 2007

Time of Meeting
10am

Place of Meeting
The Celtic Club
48 Ord Street
WEST PERTH WA 6005

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938
NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the members of Australis Aquaculture Limited ACN 098 236 938 ("**Australis**" or "**Company**") will be held at 48 Ord St West Perth on 27 July 2007 at 10am, for the purpose of transacting the following business referred to in this Notice of General Meeting.

AGENDA

Resolution 1 – Ratification of Placement – Tranche 1 Offer

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"That, for the purpose of Listing Rule 7.4 of the ASX and for all other purposes, the Company approves and ratifies the issue to the persons set out in the Explanatory Memorandum of 6,560,585 Shares at an issue price of 50 cents per Share and as set out in the Explanatory Memorandum accompanying this Notice of General Meeting."*

The Company will disregard any votes cast on Resolution 1 by any person who participated in the issue and any person associated with those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 – Approval of Placement – Tranche 2 Offer

To consider and, if thought fit, to pass with or without amendment, the following resolution as an **ordinary** resolution:

> *"That, for the purpose of Listing Rule 7.1 of the ASX and for all other purposes, the Company approves and authorises the Directors of the Company to allot and issue to the persons referred to in the Explanatory Memorandum 9,439,415 Shares at an issue price of 50 cents per Share, on the terms and conditions set out in the Annexure and as set out in the Explanatory Memorandum accompanying this Notice of General Meeting."*

The Company will disregard any votes cast on Resolution 2 by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed and any person associated with those persons. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Other business

To deal with any other business which may be brought forward in accordance with the Constitution and the Corporations Act 2001 (Cth).

BY ORDER OF THE BOARD

Gabriel Chiapinni
Company Secretary
Dated: 25 June 2007

NOTES

1. **Proxies**

A member entitled to but unable to attend and vote is entitled to appoint a proxy. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights. A proxy need not be a member of the Company. The proxy form must be lodged in person or by courier at Level 2, 45 St Georges Terrace, Perth WA 6000, or by post to GPO Box D182, Perth WA 6000, or by facsimile to +61 8 9323 2033 not less than 48 hours before the time of holding the Meeting. A proxy shall be signed by the appointor or his/her attorney or, if a corporation, under its common seal or under the hand of its attorney. A copy of any power of attorney should be lodged with the proxy.

For the convenience of members, a Proxy Form is enclosed.

2. **Voting Entitlements**

For the purposes of section 1074E(2) of the Corporations Act 2001 and regulation 7.11.37 of the Corporations Regulations 2001, the Company determines that members holding ordinary Shares at the 10am on 25 July 2007 will be entitled to attend and vote at the General Meeting.

Australis Aquaculture Limited
ABN 65 098 236 938

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box D182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 8 9323 2033
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

000001
000
AAQ
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Australis Aquaculture Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the General Meeting of Australis Aquaculture Limited to be held at The Celtic Club, 48 Ord Street, West Perth WA 6005 on Friday, 27 July 2007 at 10.00am (WST) and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 1 AND 2 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1 and 2 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 and 2 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Ratification of Placement - Tranche 1 Offer			
Item 2	Approval of Placement - Tranche 2 Offer			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

AAQ 5PR

AAQ_WIP_184429/000001/000001/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am (WST) on Friday, 27 July 2007. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 45 St Georges Terrace, Perth WA 6000 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box D182, Perth WA 6000 Australia
BY FAX	61 8 9323 2033

AUSTRALIS AQUACULTURE LIMITED
ACN 098 236 938
EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide members with sufficient information to assess the merits of the resolutions contained in the preceding Notice of General Meeting of the Company.

The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

Capitalised terms are defined on page 4 of this Explanatory Memorandum.

Background Information – Resolutions 1 and 2

On 14 June 2007, the Company announced a capital raising to be undertaken in the following tranches:

(a) a private placement to institutional, sophisticated and professional investors of 6,560,585 Shares at an issue price of 50 cents per Share to raise $3,280,292.50 ("**Tranche 1 Offer**"); and

(b) subject to shareholder approval, a private placement to institutional, sophisticated and professional investors of 9,439,415 Shares at an issue price of 50 cents per Share to raise $4,719,707.50 ("**Tranche 2 Offer**").

The funds raised from the Tranche 1 Offer and the Tranche 2 Offer are being raised for the Company's projects as follows:

Use of Funds	**($)**
Investment in Vietnam Production	4.5m
US Sales and Marketing	1.0m
Working Capital / General Operations	2.5m
Total	**$8m**

The ASX Listing Rules limit the number of securities that a company may issue during a 12 month period to 15% of its Shares on issue. Given this limitation, the capital raising has been structured into two tranches being the Tranche 1 Offer and the Tranche 2 Offer.

As announced to the ASX on 14 June 2007, the Tranche 1 Offer was completed by way of a bookbuild of $3,280,293 million worth of Shares to institutional, sophisticated and professional investors as determined by the Company and pursuant to offers that do not require the issue of a disclosure document.

This General Meeting has been called for the purpose of seeking the ratification by shareholders of the issue of Shares made under Tranche 1 Offer and seeking shareholder approval to the issue of Shares under the Tranche 2 Offer.

Resolution 1 – Ratification of Placement - Tranche 1 Offer

Resolution 1 seeks ratification from shareholders to the issue of 6,560,585 Shares, each at an issue price of 50 cents per Share to institutional, sophisticated and professional investors as determined by the Company and pursuant to offers that do not require the issue of a disclosure document.

Listing Rules 7.1 and 7.4

Listing Rule 7.1 provides that, without the prior approval of members of the company in general meeting, a listed company must not issue securities in any 12 month period which, when aggregated with the nominal value of the other securities of the same class, exceed 15% of the nominal value of the issued securities of that class held at the beginning of the 12 month period.

Listing Rule 7.4 permits the ratification of previous issues of securities made without prior Shareholder approval, provided the issue did not breach the 15% threshold set by Listing Rule 7.1. The effect of such a ratification is to restore a company's maximum discretionary power to issue further Shares up to 15% of the issued capital of the company without requiring Shareholder approval.

For the purposes of Listing Rule 7.5, the following information is provided:

(a) A total of 6,560,585 Shares were issued. The allottees were selected by the Company on the basis that they are institutional, sophisticated and professional investors as determined by the Company and were able to be offered shares in the Company without the need for a disclosure document. None of the allottees are related parties of the Company;

(b) the Shares were issued at 50 cents each;

(c) the Shares are ordinary fully paid Shares in the capital of the Company and will rank equally in all respects with the existing ordinary fully paid Shares issued in the capital of the Company;

(d) the allottees were clients of State One Stock Broking Limited, who are institutional, sophisticated or professional investors; and

(e) subscription monies raised from the issue of the Shares under Resolution 1 will be used (along with the funds raised under the Tranche 2 Offer) towards the Company's projects in the manner described on page 1 of this Explanatory Memorandum.

Resolution 2 - Approval of Placement - Tranche 2 Offer

Resolution 2 seeks Shareholder approval to the issue of up to a total of 9,439,415 Shares at an issue price of 50 cents per Share, to institutional, sophisticated and professional investors as determined by the Company and pursuant to offers that do not require the issue of a disclosure document.

Listing Rule 7.1

As noted above, Listing Rule 7.1 provides that, without the prior approval of members of the company in general meeting, a listed company must not issue securities in any 12 month period which, when aggregated with the nominal value of the other securities of the same class, exceed 15% of the nominal value of the issued securities of that class held at the beginning of the 12 month period.

Accordingly, Shareholder approval for the issue of the Shares referred to in Resolution 2 is sought so that the Company may retain its 15% allowance for any future issue of securities.

In compliance with Listing Rule 7.3, shareholders are advised as follows in relation to the Shares to be issued under this Resolution 2:

(a) the maximum number of Shares to be issued is 9,439,415 Shares;

(b) the Shares will be issued and allotted on one date which will be no later than 3 months from the date of this general meeting or such later date as approved by ASX by waiver to the Listing Rules;

(c) the issue price of the Shares to be issued is 50 cents per Share;

(d) the Shares will be issued to clients of State One Stock Broking Limited, who are institutional, sophisticated or professional investors and are able to be offered shares in the Company without the need for a disclosure document;

(e) the Shares are ordinary fully paid Shares in the capital of the Company and will rank equally in all respects with the existing ordinary fully paid Shares issued in the capital of the Company; and

(f) subscription monies raised from the issue of the Shares under Resolution 2 will be used (along with the funds raised under the Tranche 1 Offer) towards the Company's projects in the manner described on page 1 of this Explanatory Memorandum.

GLOSSARY

In this notice of meeting and explanatory memorandum:

"**ASX**" means ASX Limited ABN 98 008 624 691 and, where the context permits, the Australian Securities Exchange operated by ASX Limited;

"**Company**" or "Australis" means Australis Aquaculture Limited ACN 098 236 938;

"**Constitution**" means the Constitution of the Company;

"**Corporations Act**" means Corporations Act 2001 (Cth);

"**Director**" means a director of the Company;

"**Listing Rules**" means the Listing Rules of the ASX;

"**Share**" means a fully paid ordinary share(s) in the Company;

"**Tranche 1 Offer**" means the offer of 6,560,585 Shares at an issue price of 50 cents per share made pursuant to a private placement to institutional, sophisticated and professional investors; and

"**Tranche 2 Offer**" means the offer of 9,439,415 Shares at an issue price of 50 cents per share made pursuant to a private placement to institutional, sophisticated and professional investors.

AUSTRALIS

ASX/MEDIA RELEASE

27 June 2007

Appendix 3B

Australis Aquaculture (ASX: AAQ) Further to the announcement on 14 June 2007, please find attached Appendix 3B in relation to the issue of 6,560,585 shares at $0.50 per share.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish:Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture.

For media & investor enquiries, contact:

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000
ACN 098 236 938

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,560,585 shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.50 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Develop the company's Vietnam Infrastucture Accelerate sales in the USA Develop US infrastucture and review US expansion opportunities
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	72,732,699	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 345,000 700,000 500,000 500,000 1,000,000 1,000,000 990,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43 Options 1/7/10, $0.50 Options 1/7/10, $0.45 Options 1/7/10, $0.50 Options 1/7/10, $0.55 Employee options 20/4/12, $0.60
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary   Date: 27 June 2007

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX/MEDIA RELEASE

Monday, June 25, 2007

$2M SHARE PURCHASE PLAN

Australis Aquaculture Limited (ASX:AAQ) further to the announcement on 14 June 2007, please find attached documentation in relation to the Australis Shareholder Purchase Plan ("SPP") and a priority offer letter in relation to the Western Kingfish Ltd prospectus.

SPP - will be offered to all shareholders with the record date for participation being 21 June 2007. The SPP offers Australis shareholders the right to purchase up to $5,000 of Ordinary Shares at a price of $0.50 per share. The $0.50 price is a 12% discount to the to the closing price on the ASX on 6 June 2007 the date of the board's decision and 9% below the average market price of Australis shares sold on the ASX in the five trading days prior to the announcement on 14 June 2007. Shares will be offered in increments of $1,000, with a minimum purchase of $2,000.

The closing date of the SPP will be **17 July 2007 5pm (WST).**

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *'The Better Fish': Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competition.

In May 2007, Australis Aquaculture announced a major expansion of the company's production capacity with a major investment in Vietnam. Together with its joint venture partner it will produce up to 10,000 TPA of high quality barramundi in an open water aquaculture facility in Central Vietnam for supply into North America, Europe and Australia.

Contacts

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS

June 20, 2007

SHAREHOLDER PURCHASE PLAN

A private placement of shares to Australis shareholders
Up to 10,000 Ordinary Shares, or a maximum of $5,000 to each eligible holder

PRIORITY OFFER TO WKL IPO

Dear Fellow Shareholder,

Attached please find important information regarding two opportunities available to Australis Shareholders.

Shareholder Purchase Plan

For the past three years, Australis Aquaculture Limited (ASX: AAQ) has embarked on an aggressive program to introduce barramundi to North American markets and to grow it at large commercial volumes. During this time, the Company has met its market entry and production objectives and, with our recently announced $8,000,000 institutional placement, is now positioning itself to accelerate our growth and meet increasing demand in North American, European and Australian markets. The Company has set a cap of $2,000,000 in total equity to be raised via the Share Purchase Plan, although the Board of Directors has reserved the right to accept oversubscriptions to the offer of shares provided that no eligible shareholder may subscribe for more than 10,000 shares ($5,000).

Over the next twelve months, we will expand our supply by establishing production and sourcing operations in Vietnam and realise full 1,000 tpa production at our expanded US Turners Falls plant. We believe that our Vietnamese operations will be sufficient to support production of up to 10,000 tonnes per annum within five to seven years. Additional information about our plans can be found in the Investor Update lodged with the ASX on May 29, 2007.

Recognising our shareholders' support during this initial period, Australis' Board of Directors has announced a Shareholder Purchase Plan ("SPP") that offers each Australis shareholder of record as of June 21, 2007 the right to purchase a minimum of $2,000 and a maximum of $5,000 of Ordinary Shares at a per share price of $0.50.

The $0.50 price is a 12% discount to the closing price on the ASX on June 6, 2007, the date of the board's decision to adopt the SPP, and 9% below the average market price of Australis shares sold on the ASX in the five trading days prior to the date of the announcement of the SPP on 14 June 2007 and is the same price per Share that was paid by the institutional investors as announced to the ASX on June 14, 2007.

This offer cannot take place again within twelve months and so eligible shareholders are encouraged to take advantage of this opportunity before the closing date of Tuesday, July 17, 2007.

Australis Aquaculture Limited
Level 9, 1 William Street, Perth WA 6000
T: 089-9486-1644 ABN: 65 098 236 938
E: gabriel@laurus.net.au W: www.australis.us

Western Kingfish Limited (WKL) IPO

As you may be aware, WKL is making up to 2 million shares in its forthcoming IPO available to Australis shareholders on a priority basis. Please review the attached letter for details. We would encourage you to seek appropriate independent advice regarding this opportunity.

Again, we appreciate your support of Australis and welcome your continued participation in the future growth of the business.

Yours sincerely,

Joshua Goldman
Managing Director

Australis Aquaculture Limited
Level 9, 1 William Street, Perth WA 6000
T: 089-9486-1644 ABN: 65 098 236 938
E: gabriel@laurus.net.au W: www.australis.us

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
SHARE PURCHASE PLAN OFFER

Australis Aquaculture Limited ABN 65 098 236 938 ("**Company**") wishes to raise up to $2,000,000 pursuant to the Australis Aquaculture Limited Share Purchase Plan ("**Plan**"). The Plan offers eligible shareholders the ability to subscribe for up to $5,000 worth of fully paid ordinary shares in the Company ("**Shares**") through the Plan ("**Offer**"). To be eligible, you are required to be registered as a holder of fully paid ordinary shares, with a registered address in Australia as at 5.00pm (WST) on **21 June 2007.** The Directors reserve the right to accept oversubscriptions to the offer of Shares under the Plan provided however that no eligible shareholder shall be entitled to subscribe for more than the maximum 10,000 Shares ($5,000). In the event of an oversubscription to the Offer, clause 10 of the terms and conditions of the Offer set out below will apply.

The purpose of the SPP fund raising is as follows and is part of the Company's strategic plan to further expand production and promote the Company:

- Expansion into Vietnam, for further details please refer to our announcement made on May 15, 2007 to the Australian Securities Exchange ("**ASX**");
- Accelerate the US Sales and infrastructure for front office;
- SPP is an integral part of the Company's capital structure which has been made in parallel with an Institutional and Professional Investor Placement, please refer to the ASX announcement on 14 June 2007 for further detail; and
- Provision of working capital.

The Offer opens on **21 June 2007** and **closes at 5pm (WST) on 17 July 2007.** No late applications will be accepted, however the Directors reserve the right to extend the closing date.

The purchase price for each Share under the Plan is **$0.50** per Share. This price is a 12% discount to the closing price on the ASX on June 6, 2007 the date of the board's decision to adopt the Plan and 9% below the average market price of Australis shares sold on the ASX in the five trading days prior to the date of the announcement of the Plan on 14 June 2007.
If you are eligible to subscribe for Shares under the Plan and you wish to participate, you may subscribe for a minimum of 4,000 shares ($2,000) maximum of 10,000 Shares ($5,000). The Company reserves the right to allot fewer Shares than an eligible shareholder applies for under the Offer or no Shares.

Please carefully read the terms and conditions relating to the Offer, as you will be bound by them.

If you have any questions in respect of the Plan, the Offer, or these terms and conditions please contact Gabriel Chiappini on (08) 9486 1644.

TERMS AND CONDITIONS

The following are the terms and conditions of the Offer under the Plan ("**Terms and Conditions**"). By accepting the offer to subscribe for Shares under the Plan, you will have agreed to be bound by these Terms and Conditions and the Company's constitution.

1. **Class order 02/831 issued by the Australian Securities and Investments Commission (ASIC)**

The Offer has been structured to comply with the Australian Securities & Investments Commission Class Order 02/831 (as amended) to enable the Company to issue Shares without a prospectus.

2. **Opening and closing date of the offer**

The Offer opens at 9.00am (WST) on 22 June 2007.

The Offer closes at 5pm (WST) on 17 July 2007.

No late applications will be accepted, however the Directors reserve the right to extend the closing date.

3. **Who is eligible to participate in the offer?**

You are eligible to apply for Shares in the Offer if:

- your registered address, as recorded in the Company's register of members, is in Australia; and
- you were registered as a holder of Shares, or are a Beneficiary as described in paragraph 8, as at 5pm (WST) on 21 June 2007.

The Offer to each eligible shareholder is made on the same terms and conditions.

The Offer is non-renounceable (ie. you may not transfer your right to subscribe for Shares under the Offer to anyone else).

4. **Is the Offer voluntary?**

The Offer is entirely voluntary and is subject to these Terms and Conditions. You do not have to participate if you don't want to.

5. **How was the issue price determined?**

The issue price for each Share under the Offer is $0.50. The $0.50 share price is 12.0% below the closing price of Shares sold on the ASX on June 6, 2007, the date of the Board's decision to adopt the Plan and the same price per share that was paid by the institutional investors as announced to the ASX on June 14, 2007.

6. **Important Information on price risk to consider**

Before deciding whether to accept the Offer, you should refer to the current market price of Shares, which can be obtained from the financial pages of your daily newspaper, your stockbroker, your financial adviser, or the ASX. Please note that the market price of Shares may rise or fall between the date of this Offer and the date when the Shares are issued to you under the Plan. This means that the price you pay per Share under this Offer may be greater than or less than the price of Shares at the time the Shares are issued to you pursuant to this Offer. ***In determining whether you wish to participate in this Offer and the extent to which you participate, you should seek your own personal financial and/or taxation advice referable to your own circumstances.***

7. How Much Can You Invest in the Offer?

If you are an eligible shareholder under the Plan, you can subscribe for a maximum of 10,000 Shares which will cost $5,000. You can subscribe for a lower amount as well however the **minimum number you are able to subscribe for is 4,000 shares**.

Please note that the maximum limit of 10,000 Shares applies to you even if you receive more than one Offer from the Company. For example, if you are both a sole and a joint shareholder of the Company as at 21 June 2007, you can only apply for Shares under the Offer once, either in your capacity as sole shareholder or joint shareholder, not both.

No fractions of Shares will be issued.

The Directors have set a maximum of $2,000,000 to be raised from the Offer however the Directors reserve the right to accept oversubscriptions provided that no eligible shareholder may subscribe for more than the maximum of 10,000 shares ($5,000). In the event subscriptions are received under the Plan for more than $2,000,000, and the Directors elect to accept oversubscriptions, clause 10 below will apply.

8. Beneficiaries

If on **21 June 2007** a trustee or nominee is expressly noted on the register of members as holding Shares on account of another person (a "**Beneficiary**"):

(a) the Beneficiary is taken to be the registered holder in regard to those Shares; and

(b) any application for the issue of Shares or certification for the purposes referred to in the Application Form by, and any issue of Shares to, the trustee or nominee, is taken to be an application or certification by, or an issue to, the Beneficiary.

Trustees and nominees, if expressly noted on the register of members, may apply for one maximum parcel of Shares in respect of each Beneficiary.

9. Costs of Participation

The only cost to you associated with the Offer is the issue price of the number of Shares you wish to subscribe for. Under the Offer you do not have to pay for brokerage, commission or other transaction costs which would normally apply when you acquire Shares on market.

10. Allotment of Shares and Variation on Number of Shares Issued

The Shares will be allotted within 10 business days after the closing date.

The Company's share registry, Computershare Investor Services Pty Ltd will send to you a holding statement in due course.

Without limiting the above, the Company reserves the right to allot fewer Shares than an eligible shareholder applies for under the Offer or no Shares, in the Company's discretion or if the Company believes the allotment of those Shares would contravene any law or the Listing Rules of ASX Limited ("**Listing Rules**"). No interest will be paid on any money returned. In the event the Company wishes to allot fewer Shares

than an eligible shareholder applies for or is not permitted to issue all the Shares offered as a result of any law or Listing Rules, **the Company will use its best endeavours to allocate Shares to Shareholders applying for Shares on a pro-rata basis**.

The Directors reserve the right to accept oversubscriptions as described in paragraph 7 above.

11. What Rights Will the Shares Carry?

Once the Shares are issued, they will rank equally with existing Shares in the Company and will carry the same voting rights, dividend rights, and entitlements to dividends, rights and bonus issues.

12. Can the Company Change the Plan?

The Plan may be changed, suspended or terminated by the Company at any time. If the Company changes, suspends or terminates the Plan it will advise ASX. The accidental omission to give notice of changes to or suspension or termination of the Plan or the non-receipt of any such notice will not invalidate the change, suspension or termination.

13. Directors' Participation

The directors of the Company, as eligible shareholders, may participate in the Offer (without having to obtain shareholder approval), on the same terms as all other shareholders in the Company.

14. How Do You Pay for the Shares?

All amounts in this Offer are expressed in Australian dollars. You must pay for the Shares by cheque in Australian dollars. Please make your cheque payable to "***Australis Aquaculture Limited Share Purchase Plan Account***" and cross the cheque with "**Not Negotiable**".

15. Please provide a cheque for the exact amount.

If you do not provide the exact amount, the Company reserves the right to return your Application Form and cheque.

If the Company returns your Application Form and cheque, no Shares will be allotted to you.

You may subscribe for a maximum of 10,000 Shares for a consideration of $5,000.

16. Will the Shares be quoted on the ASX?

The Company will apply for the Shares allotted to you to be quoted on the Australian Stock Exchange, within the relevant period specified in the Listing Rules.

17. How is a Dispute Resolved?

The Company may settle any dispute in connection with the Plan in any manner it thinks fit, whether generally or in relation to any participant, application or Share. The Company's decision shall be final and binding.

The Company reserves the right to waive strict compliance with any provision of these Terms and Conditions.

HOW DO YOU APPLY FOR SHARES UNDER THE OFFER

1. If you want to participate in this Offer please carefully read the Terms and Conditions relating to the Offer.

2. Complete all the required details in the enclosed Application Form, noting that all amounts are expressed in Australian dollars:

   (i) Enter the exact number of Shares you want to subscribe for.

   (ii) To work out the exact amount payable, multiply the number of Shares subscribed for by the price per Share of $0.50 and insert the total amount payable (in Australian dollars), with the maximum amount payable being $5,000.

   (iii) Complete the cheque details section and ensure that the "Amount" section corresponds to the exact amount payable for the Shares you wish to subscribe for.

   (iv) Insert your telephone contact numbers so that we may contact you if necessary.

   (v) You do not need to sign the Application Form.

3. Write out a cheque for the exact amount of the Share parcel you want to subscribe for. Make the cheque payable to ***"Australis Aquaculture Limited Share Purchase Plan Account"*** and cross the cheque with "**Not Negotiable**".

4. Return the completed Application Form, together with the cheque, to Computershare Investor Services Pty Ltd in the enclosed reply paid envelope or to:

Computershare Investor Services Pty Limited GPO Box D182 PERTH WA 6840	OR	Level 2, 45 St Georges Tce PERTH WA 6000

5. Ensure that your completed Application Form and cheque reach Computershare Investor Services Pty Ltd by the closing date of the Offer being no later than 5pm (WST) on **17 July 2007 . No late applications will be accepted, although the Directors reserve the right to extend the closing date.**

   In determining whether you wish to participate in this Offer you should seek personal financial and/or taxation advice referable to your own circumstances.

   By accepting this Offer you agree to be bound by the Terms and Conditions of the Offer and the Constitution of the Company.

AUSTRALIS

Australis Aquaculture Limited

ABN 65 098 236 938

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box D182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 8 9323 2033
web.queries@computershare.com.au
www.computershare.com

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I N D

Entitlement Number:	
Record Date:	21 June 2007
Offer Closes:	5.00pm WST on 17 July 2007
Price per Share:	A$0.50

SHARE PURCHASE PLAN APPLICATION FORM

IMPORTANT:

This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form please consult a professional adviser.

Pursuant to the terms and conditions of the Australis Aquaculture Limited Share Purchase Plan (SPP) contained in the letter to Australis Aquaculture Limited securityholders dated 20 June 2007, Australis Aquaculture Limited is offering eligible securityholders the opportunity to purchase Shares up to a maximum value of A$5,000.00 per eligible securityholder, subject to a minimum application of A$2,000.00.

If you do not wish to purchase additional shares under this offer there is no need to take action.

By making your payment, you agree to be bound by the Constitution of Australis Aquaculture Limited and agree that the submission of this payment constitutes an irrevocable offer to you by Australis Aquaculture Limited to subscribe for Australis Aquaculture Limited Shares on the terms of the SPP. In addition, by submitting this Application Slip you certify that the aggregate of the application price paid by you for:

- the Shares the subject of this Application Slip; and
- any other shares and interests in the class applied for by you under the Share Purchase Plan or any similar arrangement in the 12 months prior to the date of submission of this Application Slip, does not exceed $5,000.00.

METHOD OF ACCEPTANCE

You can apply for shares and make your payment utilising one of the payment options detailed overleaf.

Australis Aquaculture Limited may make determinations in any manner it thinks fit, in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant or application. Any determinations by Australis Aquaculture Limited will be conclusive and binding on all eligible securityholders and other persons to whom the determination relates. Australis Aquaculture Limited reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time. Any such amendment, variation, suspension or termination will be binding on all eligible securityholders even where Australis Aquaculture Limited does not notify you of that event.

This offer is Non-Renounceable - no Signature is required

Applications can only be accepted in the name printed on this form

AAQ SPRB 053032_ +

Pin cheque(s) here. Do not staple.

AUSTRALIS

Australis Aquaculture Limited
ABN 65 098 236 938

Please see overleaf for Payment Options

B PAY

Biller Code: 28720

Ref No: 1234 1234 1234

I/We wish to purchase:

[ ] 10,000 shares or A$5,000.00 **or** [ ] 4,000 shares or A$2,000.00 **or** **Other** [ ] **Amount** [ ]

* These share amounts may be subject to scale-back in accordance with the terms of the SPP.

Payment Details

Drawer	Cheque number	BSB number	Account number	Cheque amount
				A$

Make your cheque or bank draft payable to Australis Aquaculture Limited Share Purchase Plan Account

Contact Details

Please provide your contact details in case we need to speak to you about this slip

Name of contact person	Contact person's daytime telephone number
	( )

How to accept the Share Purchase Plan

Payment Details

You can apply for shares by utilising the payment options detailed below. There is no requirement to return this slip if you are paying by electronic means.

By making your payment using either electronic means or by cheque, you confirm that you:

- agree to all of the terms and conditions of the Share Purchase Plan as enclosed with this form;

Alternatively, make your cheque, bank draft or money order payable to Australis Aquaculture Limited Share Purchase Plan Account in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian branch of a financial institution. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected. Complete cheque details in the boxes provided.

If paying by cheque, return the Application Slip and Cheque or Bank Draft in the envelope provided.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Application Slip where indicated. Cash will not be accepted. A receipt for payment will not be forwarded.

053032_

Contact Details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

SPRB

Lodgement of Application
If you are applying for shares and your payment is being made by BPay, you do not need to return this form. Your payment must be received by no later than 5.00pm WST on 17 July 2007. It is the responsibility of the applicant to ensure that funds submitted through BPay are received by this time.

If you are paying by cheque or bank draft, your Application Slip must be received at the Perth office of Computershare Investor Services Pty Limited (CIS) by no later than 5.00pm WST on 17 July 2007. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for securityholders in Australia. New Zealand holders will need to affix the appropriate postage. Return your Application Slip with cheque / or bank draft to either of the addresses listed below.

Privacy Statement
Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning this form or your entitlement, please contact CIS on 1300 557 010.

This form may not be used to notify your change of address. For information, please contact CIS on 1300 557 010 or visit www.computershare.com (certificated/issuer sponsored holders only).

AAQ

CHESS holders must contact their Controlling Participant or notify of a change of address

Payment Options:

B PAY

Biller Code: 28720

Ref No: 1234 1234 1234

Telephone & Internet Banking – BPay

Call your bank, credit union or building society to make this payment from your cheque or savings account. More info: www.bpay.com.au

By Mail
Australis Aquaculture Limited
Computershare Investor
Services Pty Limited
GPO BOX D182
Perth, Western Australia 6840
AUSTRALIA

In Person
Computershare Investor
Services Pty Limited
Level 2
45 St Georges Terrace
Perth, Western Australia 6000

Entitlement Number: <xxxxxxxxxx>

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

AUSTRALIS

AUSTRALIS AQUACULTURE LIMITED
ABN 65 098 236 938

SHARE PURCHASE PLAN

This plan was approved by the
Directors of Australis Aquaculture Limited
on 6 June 2007.

AUSTRALIS AQUACULTURE LIMITED
ABN 65 098 236 938

TERMS AND CONDITIONS OF THE SHARE PURCHASE PLAN

1. DEFINITIONS

1.1 In this Plan unless the contrary intention appears:

"Acceptance Period" means the period commencing on the date on which Offers under the Plan are made to Shareholders and ceasing on the Closing Date;

"Allotment Period" has the meaning given in clause 5.3;

"Allowable Cash Contribution" has the meaning given in clause 5.3(a);

"ASIC" means Australian Securities Investment Commission;

"ASX" means ASX Limited (operating as the Australian Securities Exchange);

"ASX Listing Rules" means the listing rules of ASX;

"Business Day" means a day other than Saturday or Sunday on which Australian banks are open for business in Perth, Western Australia;

"Closing Date" means the date specified as such in the Offer, or such later date, as may be determined by the Directors as the closing date of the Offer;

"Company" means Australis Aquaculture Limited ABN 65 098 236 938;

"Directors" means the Directors for the time being and from time to time of the Company;

"Issue Price" means the price determined by the Directors of the Company from time to time;

"Market Price" means the average of the sale price per Share of Shares sold in the ordinary course of trading on the ASX during a specified period, as the Directors may determine, in the 30 days prior either to the date of the Offer or the date of the issue of Shares under the Offer;

"Offer" means an offer of Shares made to Shareholders under the Plan, from time to time;

"Plan" means the Australis Aquaculture Limited Share Purchase Plan established in accordance with these Terms and Conditions, as amended from time to time;

"Record Date" means the date for determining a person's eligibility to participate in the Plan, as the Directors may determine;

"**Share Registry**" means the Company's share registry;

"**Shareholder**" means, subject to clauses 1.6 and 1.7, a person registered as the holder of Shares as at the Record Date;

"**Shares**" means fully paid ordinary shares in the Company;

"**SPP**" means a share purchase plan (including the Plan) in accordance with ASIC class order 02/831; and

"**Terms and Conditions**" means these terms and conditions, as amended from time to time.

1.2 Words importing gender include the masculine, feminine and neuter genders, and the singular includes the plural and vice versa.

1.3 Headings are included for convenience only and will not affect the construction or interpretation of the Plan.

1.4 A reference to a person includes a reference to a body corporate and vice versa.

1.5 Terms defined in the Corporations Act have the same respective meanings in this Plan, unless the contrary intention appears.

1.6 **Joint holders:** if a Shareholder is recorded with one or more other persons as the joint holder of a holding of Shares, that joint holding is considered to be a single registered holder for the purposes of this Plan in respect of that holding. If the same joint holders receive more than one offer under the Plan due to multiple identical holdings, the joint holders may only apply for one maximum parcel of Shares.

1.7 **Trustees and nominees:** if a trustee or nominee is expressly noted on the register of members as holding Shares on account of another person (a "**Beneficiary**"):

(a) the Beneficiary is taken to be the registered holder in regard to those Shares; and

(b) any application for the issue of Shares or certification for the purposes of clause 5.2 by, and any issue of Shares to, the trustee or nominee, is taken to be an application or certification by, or an issue to, the Beneficiary.

2. THE PLAN

2.1 The Plan is a method by which eligible Shareholders may elect to subscribe for additional Shares by making contributions, pursuant to an Offer made by the Company.

2.2 Participation by eligible Shareholders in the Plan is optional and is non-renounceable.

3. ELIGIBILITY

3.1 Subject to clauses 3.2, 3.3 and 3.4, all Shareholders are eligible to participate in Offers made under the Plan.

3.2 No Shareholder will be eligible to participate in the Plan until the Company accepts that Shareholder's application form in accordance with clause 4.1.

3.3 The Directors have decided that the right to participate in the Plan will not be available to Shareholders who have registered addresses in a country or place other than Australia.

3.4 The date for determining eligibility is the relevant Record Date.

3.5 Each Shareholder is solely responsible for obtaining any government or regulatory approvals and consents necessary for that Shareholder to be eligible to participate in the Plan.

3.6 If an application form is rejected, the Company must notify the Shareholder of the rejection as soon as practicable thereafter and return to the Shareholder any contribution made by that Shareholder. No interest will be paid on any money returned.

4. APPLICATION FORMS

4.1 The Company will not accept an application form from an eligible Shareholder unless:

(a) the application form is fully and correctly completed;

(b) it is received by the Company during the Acceptance Period; and

(c) the Shareholder attaches the contribution that is to be made pursuant to that application form.

5. OPERATION OF THE PLAN

5.1 Each contribution received by the Company from or on behalf of a Shareholder in response to an Offer will, subject to these Terms and Conditions, be used to acquire additional Shares.

Shares issued under the Plan will be priced and issued by the Company at a discount to the Market Price, as determined by the Directors of the Company from time to time.

The issue price will be rounded down to the nearest cent.

5.2 A Shareholder's contribution to the Plan in response to an Offer must when aggregated with any contributions made under any other SPP, not exceed in total $5,000 in any consecutive 12 month period and a Shareholder must

provide the Company, on application for Shares in response to an Offer, with a certification to that effect.

5.3 Subject to clause 6.5, in respect of each contribution received from a Shareholder, the Company will, within 10 business days after the end of the Acceptance Period ("**Allotment Period**"):

(a) credit the Shareholder with so much of the contribution as does not exceed $5,000 when added to all other SPP contributions (if any) received from the Shareholder in the preceding 12 months ("**Allowable Cash Contribution**");

(b) determine the maximum number of additional Shares rounded up to the nearest whole number priced in accordance with clause 5.1 which may be acquired by the Shareholder using the amount of Allowable Cash Contribution credited to the Shareholder;

(c) allot the number of additional Shares to the Shareholder; and

(d) return to the Shareholder so much of the contribution as exceeds the limit of $5,000 (if any), when all SPP contributions made during the preceding 12 months are aggregated.

6. SHARES ALLOTTED UNDER THE PLAN

6.1 Subject to Company's Constitution, all Shares issued under the Plan will rank equally in every respect with the existing issued Shares of the Company.

6.2 On each occasion Shares are allotted under the Plan to a Shareholder, the Company will procure the Share Registry to issue a holding statement to that Shareholder for the total number of Shares allotted to that Shareholder in accordance with the ASX Listing Rules.

6.3 Shares will be allotted and application will be made by the Company to officially quote the Shares issued under the Plan on the ASX within the relevant period specified in the ASX Listing Rules.

6.4 Shares will not be allotted under the Plan unless and until all necessary shareholder approvals are obtained to ensure that the issue of the Shares does not contravene any laws or the ASX Listing Rules.

6.5 The Company reserves the right to allot fewer than a Shareholder applies for pursuant to an Offer or no Shares in any of the following circumstances:

(a) the Company wishes to raise a specified amount under the Plan and the amount raised from applications received is in excess of that specified amount. In the event the Company raises in excess of such specified amount, the allocation of Shares to applicant Shareholders will be at the discretion of the Directors from time to time;

(b) the necessary shareholder approval for the issue of Shares is not obtained; or

(c) the Company believes that the allotment of those Shares would otherwise contravene any law or ASX Listing Rule. In the event the Company is not permitted to issue all the Shares offered as a result of any law or ASX Listing Rule, the allocation of Shares to applicant Shareholders will be at the discretion of the Directors from time to time.

7. COSTS TO SHAREHOLDERS

No brokerage, commission or other transaction costs and no stamp duties will be payable by Shareholders on allotments of Shares to Shareholders under the Plan.

8. DURATION OF THE PLAN

The Plan will operate until terminated by the Directors.

9. MODIFICATIONS AND TERMINATION OF THE PLAN

9.1 The Directors may at any time resolve to:

(a) vary the Plan and any agreement relating to the Plan in compliance with the Corporations Act;

(b) suspend the operation of the Plan; or

(c) terminate the Plan.

9.2 Any variation, suspension or termination of the Plan, made in accordance with clause 9.1:

(a) subject only to clause 9.3, will be effective from the date of such resolution or otherwise from a date determined by the Directors; and

(b) will not give rise to any liability on the part of or right of action against the Company or the Directors.

9.3 The Directors may at any time prescribe the manner in which notice to Shareholders of any variation, suspension or termination of the Plan will be given or deemed to have been given to Shareholders, including, without limitation, by an announcement by the Company to ASX, which notice will be effective immediately on the giving of that notice of variation, suspension or termination in the manner prescribed by the Directors.

9.4 The accidental omission to give notice of any variation, suspension or termination of the Plan to any Shareholder in the manner so prescribed by the Directors pursuant to clause 9.3 or, where applicable, the non-receipt of any such notice by any Shareholders will not invalidate the variation, suspension or termination of the Plan.

10. DISPUTES

The Directors may resolve any dispute concerning the Plan in such manner as they see fit or adopt any administrative procedures in relation to the Plan as they deem appropriate. The decision of the Directors will be final and binding on the parties to the dispute or Shareholders or both, as the case may be.

11. NOTICES

11.1 Notices to the Company will only be effective if in writing, and in such form as the Company directs from time to time, and sent to the Company at its Share Registry, or such other address as is notified by the Company from time to time.

11.2 Notices must be received by the Company during the Acceptance Period to be effective for the issue of Shares that relate to that period. Notices received after the Acceptance Period will not be effective.

12. GOVERNING LAW

The Plan, the Terms and Conditions, and the operation of the Plan shall be governed by the law of the state of Western Australia.

AUSTRALIS

June 20, 2007

Dear Australis shareholder,

Re: Prospectus offering of Western Kingfish Limited (WKL)

As a shareholder of Australis, you will be aware of the resolutions to be put to Australis shareholders for approval in July in respect of WKL.

WKL has issued a prospectus to offer up to 32,000,000 ordinary shares at **25 cents per WKL share** to raise $8,000,000 ("**Offer**"). WKL has advised that it intends to make available to Australis shareholders, on an informal, first come basis, a collective allocation of up to 2 million shares.

In informing shareholders of the Offer, Australis gives no financial advice nor makes any recommendation to Australis shareholders in respect of the WKL prospectus or an investment in WKL. Australis shareholders are strongly recommended to obtain independent financial advice as necessary in respect of any investment in WKL.

A prospectus has been issued by WKL in respect of the Offer. Shareholders who wish to acquire shares in WKL pursuant to the Offer will need to complete the application form that will be in or accompany the WKL prospectus.

A copy of the prospectus can be obtained from WKL's website at www.wkl.com.au or by calling WKL on (08) 9389 9170.

If you apply for WKL shares, please write the words 'Australis Shareholder' in the Broker Stamp box at the top right hand side of your application form.

Yours faithfully
Australis Aquaculture Limited

Josh Goldman
Managing Director

Australis Aquaculture Limited
Level 9, 1 William Street, Perth WA 6000
T: 089-9389-9170 ABN: 65 098 236 938
E: josh@australis.us W: www.australis.us
US based producers of Australian Barramundi

AUSTRALIS

ASX RELEASE

June 14, 2007

Audio Interview with Joshua Goldman, Managing Director
To Discuss $8MM Financing

Australis Aquaculture Limited (ASX Code: AAQ) is pleased to announce that an audio interview with Joshua Goldman, Managing Director is available to the public on Boardroomradio. Mr. Goldman discusses Australis' recent $8MM institutional placement and the announcement of its Shareholder Purchase Plan.

The interview is now available as an instant audio download or for transfer to a listening device as an IPod podcast.

To access the interview, go to www.Boardroomradio.com and search by stock code AAQ or follow the following direct link:

http://www.brr.com.au/event/AAQ/493/24345

- ENDS -

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish:Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture.

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North. Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

Annexure 13

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

14 June 2007

Australis Aquaculture Limited

REINSTATEMENT TO OFFICIAL QUOTATION

The securities of Australis Aquaculture Limited (the "Company") will be reinstated to official quotation immediately, following release of an announcement concerning a capital raising by the Company.

Security Code: AAQ

J Hewitt
Jill Hewitt
Adviser, Issuers (Perth)

ANNEXURE 14

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

12 June 2007

Australis Aquaculture Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Australis Aquaculture Limited (the "Company") will be suspended from quotation immediately, at the request of the Company, pending the release of an announcement.

Security Code: AAQ

J Hewitt
Jill Hewitt
Adviser, Issuers (Perth)

Annexure 15

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

7 June 2007

Australis Aquaculture Limited

TRADING HALT

The securities of Australis Aquaculture Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 12 June 2007 or when the announcement is released to the market.

Security Code: AAQ

Jill Hewitt
Adviser, Issuers (Perth)

AUSTRALIS

June 4, 2007

The Manager
ASX Operations

Shareholder Notice of Meeting - attached

Australis Aquaculture Limited ("Australis", ASX:AAQ)

This notice was posted to all Australis shareholders on Friday June 1st, 2007

The meeting is to be held at 3pm on July 2nd at the Celtic Club, 48 Ord Street, West Perth, Western Australia.

Notice lodged by;

AUSTRALIS AQUACULTURE LTD

Stewart Graham
Chairman

AUSTRALIS AQUACULTURE LTD
ACN 098 236 938

NOTICE OF GENERAL MEETING

PROXY FORM

EXPLANATORY MEMORANDUM

Date of Meeting
2 July 2007

Time of Meeting
3 pm

Place of Meeting
The Celtic Club
48 Ord Street
WEST PERTH WA 6005

AUSTRALIS AQUACULTURE LTD
ACN 098 236 938
NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the members of Australis Aquaculture Ltd ACN 098 236 938 ("**Australis**" or "**Company**") will be held at 48 Ord St West Perth on 2 July 2007 at 3 pm, for the purpose of transacting the following businesses referred to in this Notice of General Meeting.

AGENDA

Resolution 1 – Authorisation and ratification in respect of the Yellowtail Kingfish Proposal.

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> "*That, for the purpose of section 208 of the Corporations Act and all other purposes:*
>
> *a.* *the Directors be authorised to forego the Yellowtail Kingfish Proposal as set out in the Explanatory Memorandum accompanying this Notice;*
> b. *Mr Garth Stewart Graham be and is hereby authorised to offer the Yellowtail Kingfish Proposal to Western Kingfish Limited and all his actions in that regard be and are ratified;*
> c. *any breach of employment restrictions or directors duties by Mr Garth Stewart Graham that could arise in respect of current or future, direct or indirect participation by Mr Graham in the Yellowtail Kingfish Proposal is authorised and ratified by the Australis shareholders; and*
> d. *Mr Garth Stewart Graham be and is hereby authorised to act as a director of and be a substantial shareholder of Western Kingfish Ltd.*"

The Company will, in accordance with section 224 of the Corporations Act, disregard any votes cast on Resolution 1 by Mr Garth Stewart Graham or any associate of Garth Stewart Graham. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 – Authorisation for Australis to enter into the Western Kingfish Agreements

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> "*That, subject to the passing of Resolution 1, for the purpose of section 208 of the Corporations Act and all other purposes, the Directors be and are hereby authorised on behalf of the Company to enter the Western Kingfish Agreements on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.*"

The Company will, in accordance with section 224 of the Corporations Act, disregard any votes cast on Resolution 2 by Mr Garth Stewart Graham, Western Kingfish Limited or any associates of Mr Garth Stewart Graham or associates of Western Kingfish Limited. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3 – Ratification of Issue of Shares

To consider and, if thought fit, to pass with or without amendment, the following Resolution as an **ordinary resolution**:

> *"That pursuant to Listing Rule 7.4 of the Listing Rules of ASX Limited, the Company approves and ratifies the allotment and issue of 3,000,000 Shares in the capital of the Company at a price of AUD$0.50 per Share to institutional and private stockbroker clients as specified in, and on such terms and conditions referred to in the Explanatory Memorandum accompanying this Notice."*

The Company will disregard any votes cast on Resolution 3 by a person who participated in the issue or any associates of them. However, the Company need not disregard a vote if the vote is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or the vote is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Other business

To deal with any other business which may be brought forward in accordance with the constitution of the Company and the Corporations Act 2001 (Cth).

By order of the Board

Mr Gabriel Chiappini
Company Secretary
Dated: 21 May 2007

DEFINED TERMS

Terms defined in the Explanatory Memorandum accompanying this Notice of Meeting have the same meaning where used in the Notice of Meeting and the Proxy Form.

PROXIES

A Shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the Shareholder's voting rights.

A proxy may, but need not be, a Shareholder of the Company.

Proxy forms must reach the Registered Office of the Company at least 48 hours prior to the meeting. For the convenience of Shareholders, a Proxy Form is enclosed.

VOTING ENTITLEMENTS

For the purpose of regulation 7.11.37 of the Corporations Regulations 2001, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the meeting. The snapshot date is 3 pm 28 June 2007.

AUSTRALIS AQUACULTURE LTD
ACN 098 236 938

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide Shareholders with sufficient information to assess the merits of the Resolutions contained in the Notice of General Meeting of Australis Aquaculture Ltd ("**Australis**" or "**Company**") accompanying this Explanatory Memorandum.

The Directors recommend that Shareholders read this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

RESOLUTION 1 – AUTHORISATION AND RATIFICATION IN RESPECT OF YELLOWTAIL KINGFISH PROPOSAL

Background

Since listing on the ASX in 2004, Australis has, and continues to be, focused on growing its business in the United States of America ("**USA**") and in particular, expanding its Turners Falls Barramundi facility in Massachusetts and increasing it presence in the Barramundi market in the USA in accordance with the current strategic business plan of Australis adopted in January 2006.

The major initiatives, strategies and statements adopted by the Board in this plan are set out below.

The Company's mission statement is as follows:

Australis' mission is to be the leader in the global commercialization of barramundi. We will build on our position as the first to mass market barramundi in the US, and establish a leading brand in the sustainable seafood sector. Employing state-of-the art, scalable production and processing methods, we will satisfy the growing demand for a sustainably-raised, consistently healthy, and delicious table fish. We are committed to maintaining the highest standards for quality, and with each fish we sell, we will deliver the message that responsible aquaculture can, and should, play an important role in feeding our world.

The Company's vision statement is as follows:

Over the next 5 years, we plan to grow our base production to 5,000 tons of barramundi annually by offering a diversity of product forms and sizes, and by employing low-cost modular grow out methods. Our barramundi will become the new sustainable fish sensation, increasingly replacing Chilean sea bass and other over-fished premium species. We seek to make Australis Barramundi universally recognized by chefs and consumers as the standard bearer for healthy, delicious and sustainably-farmed fish.

The Directors believe, the addressable USA market for barramundi is significant when you combine relevant restaurant, retail and food service sectors.

Due to the capital and management intensive nature of the aquaculture business and the Company's current position in the USA barramundi market, the Independent Directors have determined that in their view it is in the best interests of the Company for management focus, in the short to medium term, to be on Barramundi operations rather than in the development of new areas of aquaculture business.

In pursuing this strategy, the Company has acquired an option for additional land at West Mineral Road, Millers Fall, Massachusetts, USA and has commenced studies to develop a new facility. If shown to be viable, this facility is expected to more than double the existing operational capacity of the Company at its Massachusetts facility. If these studies are positive, the Company expects to focus its existing capital resources and use future capital raisings in the short term to pursue this or other Barramundi related opportunities.

The key future strategies of the Directors for future focus on Barramundi operations are:

Accelerate Market Dominance

- *Pursue All Relevant Markets* – Capture a large share of the white table cloth restaurant business while establishing a strong presence within the retail, casual dining and food service sectors.
- *Diversify Product Offerings* – Integrate processing capacity and expand product offerings to include fresh and imported frozen barramundi in various forms (whole, live, scaled & gutted, fillets) to meet the needs of a broad range of customers.
- *Maximize Revenue at Ideal Product Size* - Continue to focus on current product size of 650 grams, which satisfies market demand for portion-sized fish and fillets while meeting the requirements of regional live markets. This strategy will maximize the productivity and return on equity from existing assets, without added production risk.
- *Implement Aggressive Pricing Strategies* – Set pricing levels to accelerate broader market acceptance and establish positions within all relevant markets.
- *Be Unrelenting on Quality* – Develop and maintain the highest standards for product quality & environmental performance. Flavor, texture, moisture and oil content are key attributes we will need to optimize in order to clearly differentiate barramundi in the market.

Implement Marketing Action Plan (MAP)

- Build market dominance by moving quickly to capitalise on the Company's market position in key sectors. Increase demand and revenue by expanding sales, marketing and public relations activities in four key driver areas:

  (i) Increase sales with existing distributors
  (ii) Secure new, high-volume customers
  (iii) Build the frozen business
  (iv) Generate consumer awareness and demand

Production Volume

- Undertake continuous staged expansion to establish a dominant cost and market position. By focusing on increasing production volume, we expect to create barriers to competition and build a valuable trade brand.

Control Product Life Cycle

- Maintain full control of the product's life cycle through exclusive fingerling contracts and integration of an on-site hatchery, in addition to the exclusive supply contracts that have already been established

Maintain Strong Management Structure

- Maintain a strong management structure by hiring and promoting the best people to make our vision a reality.

Vietnam Project

Further to Australis's ASX announcement on 15 May 2007, the company has entered into a Memorandum of Understanding (MOU) with a Vietnamese aquaculture group to produce barramundi in Central Vietnam. The company believes that its Vietnamese operations have the potential to contribute as much as a six-fold increase in revenues from fish sales within three years and up to a twenty-fold increase within five years.

Australis will be establishing a wholly-owned subsidiary to undertake its Vietnamese activities and will be working cooperatively with its local partner to develop vertically integrated production, sourcing and processing operations. Under the terms of the agreement, Australis' Vietnamese partner will provide production support on the proposed site, which is believed to be of sufficient scale to produce up to 10,000 tonnes per annum.

Australis spent more than a year evaluating a wide range of options to accelerate supply creation in response to growing North American demand. Selection criteria included product quality, the ability to incorporate world-class sustainable aquaculture practices, opportunities to leverage Australis' proprietary aquaculture technology and know-how, and the speed with which additional product could be available for market. The Vietnamese option was also distinguished by its very competitive capital and operating costs.

Subject to funding, Australis expects its Vietnam operation to produce at an annualized rate of 3,500 tpa within two years of start-up and is targeting achievement of 10,000 tpa of output within five to seven years.

The majority of the operation's output will be directed toward serving the Company's North American and European markets. Given the proximity to Australia, Australis also intends to use a portion of its output to supply fresh barramundi fillets into the lucrative Australian market. The Australian market has become heavily reliant on imported barramundi, much of which is freshwater-reared product from other locations in Asia. With higher prices being paid for high-quality saltwater barramundi, Australis anticipates that a significant ready market exists in Australia for its Vietnam produced fish, allowing the Company to leverage its successful US *"The Better Fish"* marketing program in Australia.

Yellowtail Kingfish Proposal

In the Company's IPO Prospectus in May 2004, the Company stated that following the establishment of commercial relations with buyers in the United States of America ("**USA**"), the Company may also introduce other Australian fish species to Australis' facilities, such as Murray Cod and Yellowtail Kingfish. It has since been established that Yellowtail Kingfish are not a suitable species for the Turners Falls plant.

In or around October 2006 Mr Garth Stewart Graham, a current director and Chairman of Australis was informed of an opportunity to acquire an interest in a breeding facility and in aquaculture licences in Jurien Bay, Western Australia ("**Jurien Bay Assets**") and to develop the business of Yellowtail Kingfish and crustacea production utilising these assets ("**Yellowtail Kingfish Proposal**").

The Jurien Bay Assets comprise:

1. an aquatic life support and tank facility of 1,380 square metres built on an area of approximately 6,040 square metres on the Jurien Boat Harbour which is leased from Department of Transport pursuant to the Marine Harbours Act under a 21 year lease which expires in 2025 ("**Facility**");

2. equipment, including tanks, a workshop, heat/cool water chillers which are contained in the main building the Facility, together with broodstock slipper lobsters and spiny lobsters and other general items of aquaculture equipment ("**Equipment**"); and

3. two aquaculture licenses issued by the Department of Fisheries - Licence Number 1335 covering sea based aquacultural activities of 29.8 hectares, 4.5 nautical miles South of Jurien Harbour endorsed to hold 40 tonnes of fish; and Licence 1417 covering the activities conducted within the onshore land based shed of 1,380 square metres situated on a land area of 6,040 square metres, endorsed to hold no more than 1 tonne of biomass ("**Aquaculture Licences**").

The owner and operator of the Jurien Bay Assets is Summermor Pty Ltd ("**Summermor**"), which is controlled and managed by Mr Merv Collinson. Summermor and Mr Collinson have previously developed a plan for aquaculture operations and have invested capital in the development of the necessary infrastructure. However further capital funding is required in order to develop and commercialise the Yellowtail Kingfish Proposal. After discussions with Mr Collinson, Mr Graham developed a business plan to develop Yellowtail Kingfish, a fish not grown in this area before, and crustacea aquaculture at Jurien Bay utilising the Jurien Bay Assets.

In November 2006, Garth Stewart Graham and Mr Collinson incorporated Western Kingfish Limited ("**WKL**") and became the sole directors and shareholders. The current directors of WKL are as follows:

- Garth Stewart Graham
- Robert Charles Gould
- Simon John Lawrence Stone

- Mervyn Edward Collinson
- Alan Savage

There are currently 23,150,000 shares on issue in WKL with a further 8,160,000 expected to be issued in the short term (including the shares to Australis pursuant to the Subscription Agreement (subject to the approvals in this Notice)). Mr Graham is currently holding 7,500,000 shares (32.4%) of the issued share capital of WKL.

In an agreement between WKL and Summermor dated 15 March 2007, WKL agreed to:

1. take a sub-lease of the Facility from Summermor for a period of 5 years with an option to renew for a further 5 years at an annual rental of $175,000;
2. enter into a lease of the Equipment for a period of 5 years with an option to renew for a further 5 years with an annual rental of $25,000; and
3. take an assignment of the Aquaculture Licences and equipment attaching to those Aquaculture Licences in consideration for the payment of $1.00 in respect of Licence 1417 and $50,000 in respect of Licence 1335 (which includes payment for the attaching equipment).

This agreement is subject to the following conditions precedent:

1. Summermor being in a position to sub-lease the whole of the Facility to WKL;
2. the consent of the Minister for Transport to the sub-lease of the Facility to WKL; and
3. consent of the Minister to the assignment of the Aquaculture Licences.

In addition, Summermor is required to make applications on behalf of WKL in respect of:

1. a sea bed aquaculture lease or licence in respect of the area adjoining the sea bed lease and jetty licence granted to Summermor pursuant to the head lease applicable to the Facility;
2. 400 hectares of Crown Reserve land located to the north of the Facility area;
3. off-shore ocean sea bed aquaculture licences known as "Seaward Ledge"; and
4. proposed aquaculture licence in an area of the Shark Bay region.

WKL has an option to take an assignment of the head lease in respect of the Facility and to purchase the Equipment.

Yellowtail Kingfish are an open ocean marine fish that require pristine seawater conditions to survive and grow. Successful breeding of this fish in Australia, Japan and other countries has been via the use of offshore sea cages. The fish require a temperature range of 18-24 degrees celsius which is the temperature profile of the ocean waters at Jurien Bay. The fish is predominantly sold as a sashimi (eaten uncooked) product, thus its popularity in Japan but it also makes a palatable cooked offering. The fish grows to 96kg in the wild but is best harvested before 5kg.

A fish of 3-5kgs is anticipated to be harvested following a 15-24 month growth period based on South Australian aquaculture experience. Common challenges to this are the periods of low temperate and the level of infestation of parasites common to this species. These two variables determine the greatest costs or benefits to the species' success.

The Jurien Bay operations are currently licenced to hold 40 tonnes of fish. To date no Yellowtail Kingfish have been bred in Jurien Bay.

The premises and licences will be used to produce Yellowtail Kingfish, and further develop an understanding in Western Rock Lobster and Moreton Bay Bugs at Jurien Bay, Western Australia. The Facility is currently holding a small quantity of Western Rock Lobsters and Slipper Lobsters and the current owners are rearranging the existing tankage to allow for the future holding of broodstock Yellowtail Kingfish and or their eggs or larvae.

The primary focus of Summermor and Mr Collinson over the past 3 years has been on crustacea, an area in which WKL has advised the Independent Directors that it believes there may be future opportunities. Research has been undertaken by Summermor in the holding and breeding of the Western Rock Lobster (*Panulirus cygnus*) and Moreton Bay Bugs (also known as Slipper Lobster or *Thenus orientalis*). The Independent Directors have been advised that it is the intention of WKL to undertake further research and development to determine the commercial opportunities for crustacea production. Such opportunities will be dependent on future Western Australian Government policy for the development of the aquaculture industry to allow collection of juvenile lobster and grow them out.

Subject to appropriate funding and resources, the successful growth and production of Yellowtail Kingfish in this location, and the Government of Western Australia allowing for the development of a commercial scale aquaculture operation within the Jurien Bay Marine Park, then the Independent Directors are advised by WKL that WKL believes the proposed business can be developed into a significant future commercial opportunity.

The risks are similar to all aquaculture facilities. The other key risks which are believed by the Independent Directors to be applicable to a new aquaculture venture of this type are:

- Yellowtail Kingfish species are known to be susceptible to gill and skin flukes (which can be managed but incurs additional costs);
- it is not yet known whether the Yellowtail Kingfish will grow in this environment;
- whether the product will be successful in the proposed sale markets;
- government support for the development of new aquaculture ventures;
- obtaining access to sufficient low-cost financing to fund the capital investment necessary for the establishment of an aquaculture production facility;
- production risk associated with a new aquaculture facility;
- uncertainty as to the amount and source of future funding that will be required to commercialise the Yellowtail Kingfish Opportunity;
- environmental issues and risk;
- existence of an established competitor in Australia in Yellowtail Kingfish production;
- availability of brood stock; and
- whether the necessary approvals and licences can be obtained to support a commercial project.

WKL has advised the Independent Directors that it believes it would have saleable Yellowtail Kingfish for the USA and other markets in approximately 18 months time. Any opportunities for the development of crustacea are believed by the Independent Directors to be dependent on further research and development outcomes and government policy.

The Independent Directors believe the initial investment to develop the Yellowtail Kingfish Proposal towards commercial production would be in the order of $6 - 8 million. Given the risks and uncertainties regarding production of the Yellowtail Kingfish and crustacea, the Independent Directors do not believe they would have a reasonable basis to forecast future earnings because the proposed operations of both WKL and the development of the Yellowtail Kingfish Proposal are inherently uncertain. Accordingly, any forecast would contain such a broad range of potential outcomes and possibilities that it would not be possible to prepare a best estimate forecast or projection.

Australis and the Yellowtail Kingfish Proposal

Mr Graham presented the Yellowtail Kingfish Proposal to the Independent Directors of Australis (comprising Messrs Goldman, O'Sullivan and Cohen) in October 2006 at the time of becoming aware of the Yellowtail Kingfish Proposal.

In considering the Yellowtail Kingfish Proposal as presented by Mr Graham, the Independent Directors determined:

- exploitation of the Yellowtail Kingfish Proposal is at an early stage and successful commercialisation of the business will require, based on the advice of Mr Graham, extensive government lobbying and capital investment in order for it to be successful;
- the commercialisation of the Yellowtail Kingfish Proposal will require, pursuant to advice of Mr Graham and on the basis of their own due diligence, capital investment of between $6 and $8 million;
- the Independent Directors do not believe that Australis is in a position to make a substantial investment in a new business – either in capital funding or a commitment of staff and resources;
- Australis currently has no employees in Australia and its focus is currently, and is intended in the short to medium term, to be on the production and sale of Barramundi in the USA;
- Australis could participate in the Yellowtail Kingfish Proposal in a manner that would provide the Company with a participating interest in the WKL business, the ability to capitalise on its existing marketing arrangements and the opportunity to participate more extensively in future, through the WKL Agreements;
- holding shares in WKL would be a means of creating a formal relationship between Australis and WKL; and
- given the resources that would be required to be committed by the Company to pursue the Yellowtail Kingfish Proposal from this early stage, it is not in the best interests of the continuing growth and development of the Company's existing Barramundi business to do so.

The Company's strategic business plan, as outlined above, expressly defines the business focus of Australis as being in Barramundi in the USA.

In the event the company's shareholders do not approve Resolutions 1 and 2 contained within this Notice of Meeting, the Independent Directors of Australis do not intend to pursue the Yellowtail Kingfish Proposal for the reasons described above.

The Independent Directors of Australis have, for these reasons, resolved that it is in the best interests of the Company for it to pursue the Yellowtail Kingfish Proposal through the transactions contemplated by the WKL Agreements rather than acquire the Jurien Bay Assets in the manner in which they are proposed to be acquired by WKL.

The Independent Directors therefore recommend that Australis Shareholders approve the Company to forego the Yellowtail Kingfish Proposal, authorise Mr Garth Stewart Graham and WKL to pursue the Yellowtail Kingfish Proposal and ratify all their actions in that regard.

Mr Garth Stewart Graham makes no recommendation to Australis Shareholders as he has a material personal interest in the outcome of Resolution 1.

Directors Duties and Ratification

Directors owe duties to the company of which they are directors pursuant to the common law and the Corporations Act.

At law, the directors of a company owe fiduciary obligations to the company. These fiduciary obligations of directors can be summarised as follows:

(a) company directors must not, in any matter falling within the scope of their service, have a personal interest or inconsistent engagement with a third party, except with the company's fully informed consent;
(b) company directors must not misuse their position for their own or a third party's possible advantage, except with the company's fully informed consent and therefore they must account to the company for any gain which they make in connection with their fiduciary office; and
(c) company directors must not misappropriate the company's property for their own or a third party's benefit.

At common law a director must not take up an opportunity which is in the area of the company's business or in the same line as the company's present or prospective business. The opportunity is required only to be "of concern and relevance" to the company. The obligation is on that director to present the opportunity to the company to consider whether or not it wishes to pursue the opportunity for its own benefit.

Provided he has the informed consent of the shareholders of the company, a director may proceed in a transaction where he would otherwise have a conflict of interest.

An opportunity to participate in the development of Yellowtail Kingfish could be regarded as "of concern and relevance" to Australis as the development of a Yellowtail Kingfish business is one that was contemplated by the Company at the time of its listing and is a business synergistic with Australis' current Barramundi operation. The Independent Directors believe that in the circumstances, and to avoid any question of a breach of directors duties which may give rise to remedial actions, the prudent course of action is to obtain the approval of the

Australis Shareholders to Mr Graham proceeding with and actioning the development of the Yellowtail Kingfish Proposal through WKL.

By granting approval to Resolution 1, the Australis shareholders will waive any rights the Company may have against Mr Graham for any possible breach of his fiduciary duties to the Company in respect of the Yellowtail Kingfish Proposal.

Mr Graham was, until June 2006 the Managing Director of Australis. Pursuant to the terms of Mr Graham's employment as Managing Director and his subsequent resignation, Mr Graham has contractual obligations to the Company not to undertake prescribed activities which might otherwise be in competition with the business of Australis. If Shareholders approve Resolution 1, this may have a detrimental impact on the ability of the Company to enforce these contractual obligations or pursue any remedies in the future in respect of these contracts.

Sections 182 and 183 of the Corporations Act provide that a director must not improperly use their position or information gained as a result of their position to gain an advantage for themselves or someone else or cause a detriment to the corporation. There is conflicting legal commentary as to whether shareholders in general meeting can ratify any breach of section 182 or 183 of the Corporations Act, if any such breach has occurred. Shareholders should therefore note that any approval given under Resolution 1 may impact actions under the Corporations Act in respect of breaches of statutory duty.

Related Party Transactions

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provision; or

(b) Shareholder approval is obtained prior to the giving of the financial benefit and the benefit is given within 15 months after obtaining such approval.

For the purposes of Chapter 2E, Mr Graham and WKL are both related parties of the Company. Mr Graham is a director of Australis. WKL is an entity controlled by Mr Graham and is also therefore a related party of Australis.

Resolution 1 provides that the Company will forego an opportunity it is otherwise entitled to pursue and, in so doing, permit Mr Graham and WKL to benefit from the Yellowtail Kingfish Proposal. Section 229 of the Corporations Act provides that in determining whether there is a financial benefit for the purposes of Chapter 2E, a broad interpretation is to be given, the economic and commercial substance of conduct is to prevail over its legal form and any consideration given for the benefit is to be disregarded.

Mr Graham will benefit from the exploitation of the Yellowtail Kingfish Proposal through:

1. his participation as a major shareholder of WKL and therefore through the participation in dividends and any capital growth in the value of WKL shares; and
2. as the managing director of WKL.

WKL has been established by Mr Graham and Mr Collinson for the purposes of development of the Yellowtail Kingfish business and the generation of a profit. WKL will benefit from the exploitation of the Yellowtail Kingfish Proposal through the generation of potential profits derived from the development of the Yellowtail Kingfish business.

In accordance with section 219 of the Corporations Act, the following information is provided to Shareholders:

(a) The related parties to whom the proposed Resolution would permit the financial benefit to be given are as follows:

(i) Mr Garth Stewart Graham; and
(ii) Western Kingfish Limited.

(b) The nature of the financial benefit proposed to be given:

The nature of the financial benefit proposed to be given is the granting to WKL of the right to exploit the Yellowtail Kingfish Proposal and the granting to Mr Graham of the right to be a director of, and substantial shareholder in, WKL.

(c) Directors' recommendation:

All Directors were available to consider Resolution 1.

Messrs David O'Sullivan, Josh Goldman and Michael Cohen (who do not have an interest in Resolution 1) recommend that the Shareholders approve Resolution 1 for the reasons outlined above.

Mr Graham declined to make a recommendation to Shareholders in respect of Resolution 1 as he has a material personal interest in the outcome of the Resolution by virtue of his association with WKL as a major shareholder and as the managing director of WKL.

(d) Other information that is reasonably required by Shareholders to make a decision whether it is in the best interests of the Company to pass Resolution 1 that is known to the Company or any of its Directors:

(i) The proposed Resolution would have the effect of granting the right to exploit the Yellowtail Kingfish Proposal as described in this Explanatory Memorandum to WKL and Mr Graham.

(ii) The Independent Directors believe that it is not possible to value the Yellowtail Kingfish Proposal due to the early stage of its development and the inherent uncertainties as to its viability. The success or otherwise in raising any capital funding for the exploitation of the opportunity will also have a significant impact on its value. The Independent Directors believe that any valuation of the Yellowtail Kingfish Proposal and the associated benefits would be subjective and open to manipulation and of such uncertainty as to be of minimal or no benefit to Shareholders.

(iii) Neither the Directors nor the Company are aware of any other information that would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by the proposed Resolution.

RESOLUTION 2 – ENTRY INTO THE WESTERN KINGFISH AGREEMENTS

Subject to Shareholders passing Resolution 1, the Independent Directors propose to enter into the Western Kingfish Agreements.

For the reasons set out above, the Independent Directors believe it is in the best interests of the Company to participate in the Yellowtail Kingfish Proposal by entering into the Western Kingfish Agreements.

The Western Kingfish Agreements provide for the following transactions to occur:

1. Australis will grant a non-exclusive licence to WKL to use its patented aquaculture technology for Yellowtail Kingfish and crustacean production ("**Licence**") (pursuant to the terms of the Licence Agreement);

2. in consideration for the grant of the Licence by Australis, WKL will:

   a. issue to Australis 2,500,000 WKL ordinary shares of WKL (pursuant to the terms of the Subscription Agreement); and

   b. grant an option to Australis to acquire up to a 49% interest in any future North American facility developed by WKL or a related body corporate for the production of Yellowtail Kingfish ("**Option**") (pursuant to the terms of the Option Deed); and

3. Australis and WKL will enter into an exclusive marketing agreement pursuant to which Australis will be appointed WKL's exclusive marketing agent to market WKL's products in North America (pursuant to the terms of the Marketing Agreement).

A summary of the Licence Agreement, Subscription Agreement, Option Agreement and Marketing Agreement is set out below. Resolution 2 seeks the approval of Shareholders for the Company to proceed with the WKL Agreements.

In consideration for the grant of the Licence, the Company is receiving the benefit of the Option and the 2,500,000 WKL ordinary shares.

The Independent Directors regard the investment in WKL as speculative. The US patented technology which is the subject of the Licence Agreement has no current carrying value in the financial accounts of Australis. Whilst use of the Licence may have value for WKL in the development of the Yellowtail Kingfish and crustacea business, the Independent Directors believe that as the patents have no value in the accounts of Australis, together with the terms of the Licence Agreement, the value of the Licence being granted by Australis has little or no value. The rights granted by the Option Agreement are regarded by the Independent Directors as a further advantage of the WKL Agreements for the Company. The Independent Directors therefore believe that there is little or no value in the financial benefit being given to Garth Stewart Graham or WKL in respect of the WKL Agreements.

The Independent Directors regard the most advantageous element of the WKL Agreements to be the Marketing Agreement which is on commercial terms.

Based on an issue price of the WKL shares of $0.125, being the issue price attaching to shares in WKL issued to seed capital investors in WKL, the value of the consideration being received by Australis for the grant of the Licence is $312,500 plus the value of the Option. At 31 December 2006, the Company had total equity interests of $9.37 million. Accordingly, the value of the consideration being received for the grant of the Licence is less than 5% of the total equity interests.

The Independent Directors believe the advantages of participating in the Yellowtail Kingfish Proposal through the Western Kingfish Agreements are:

- it requires no management input;
- it requires no financial investment;
- it provides for a possible future value in an Australian public company without financial risk; and
- it provides for a possible future opportunity to participate in a Yellowtail Kingfish facility in North America in future.

The Independent Directors believe the risks of this participation are minimal for the Company and the financial investment required by the Company is negligible.

Western Kingfish Agreements

The following is a summary of the Western Kingfish Agreements. This summary is not and is not intended to be an exhaustive outline of all of the terms of these agreements.

<u>Licence Agreement</u>

This agreement, dated 14 May 2007, provides that Australis will grant a non-exclusive royalty-free licence to WKL use, exploit and develop Australis' US patents No 5,330,652 titled "Fluidized Bed Reactor and Distribution System" and No 6,117,313 titled "Method and Apparatus for Aquaculture and for Water Treatment related thereto" and all information and rights arising out of these patents.

The Licence may be used in Australia for the development of a commercial production facility for Yellowtail Kingfish and crustacea. The Licence will continue until the Licence Agreement is terminated in accordance with its terms.

The grant of the Licence is conditional upon:

1. Australis obtaining such regulatory and shareholder approvals as may be required, including the approval of Shareholders pursuant to Resolutions 1 and 2 in this Notice;

2. completion of due diligence by Australis in respect of WKL;

3. Australis being satisfied as to WKL's title and ability to develop and exploit the Jurien Bay Facilities for the purposes of the business of WKL; and

4. satisfaction of the conditions precedent to the Marketing Agreement, Option Deed and Subscription Agreement; and

5. completion under the Subscription Agreement.

WKL will grant an exclusive royalty free licence to Australis in respect of any rights, improvements or developments developed by WKL from or in connection with the Licence.

It is a term of the Licence that WKL is restricted from entering into the business of Barramundi production. The Licence may be terminated in the event of a breach which is not remedied or not capable of remedy.

Subscription Agreement

This agreement, dated 14 May 2007, provides that, in partial consideration for the grant of the Licence and the payment of $25.00, WKL will issue 2,500,000 ordinary WKL shares to Australis.

The Subscription Agreement is conditional upon:

1. Australis obtaining such regulatory and shareholder approvals as may be required, including the approval of Shareholders pursuant to Resolutions 1 and 2 in this Notice;

2. completion of due diligence by Australis in respect of WKL;

3. Australis being satisfied as to WKL's title and ability to develop and exploit the Jurien Bay Facilities for the purposes of the business of WKL; and

4. satisfaction of the conditions precedent to the Marketing Agreement, Option Deed and Licence Agreement.

The WKL shares held by Australis may be required to be escrowed for a period of 12 – 24 months upon admission of WKL to the ASX.

Option Deed

This agreement, dated 14 May 2007, provides that in partial consideration for the grant of the Licence and the payment of $1.00, WKL shall grant to Australis an option to participate in the future development of an aquaculture production facility in North America for the commercial production of Yellowtail Kingfish in which WKL or a related body corporate proposes to participate or be involved.

WKL has advised the Independent Directors that it wishes to develop such an aquaculture production facility in North America and Australis and WKL have agreed that this may provide an opportunity for a joint operation in future.

The grant of the option is conditional upon:

1. Australis obtaining such regulatory and shareholder approvals as may be required, including the approval of Shareholders pursuant to Resolutions 1 and 2 in this Notice;

2. completion of due diligence by Australis in respect of WKL;

3. Australis being satisfied as to WKL's title and ability to develop and exploit the Jurien Bay Facilities for the purposes of the business of WKL;

4. satisfaction of the conditions precedent to the Marketing Agreement, Subscription Agreement and Licence Agreement; and

5. completion occurring under the Subscription Agreement.

The option extends to any commercial arrangement in respect of a Yellowtail Kingfish facility in North America whether the involvement or participation of WKL or a related body corporate arises as a result of a review or study prepared by WKL or through investment or acquisition or otherwise.

When an opportunity for involvement in a facility is presented to Australis and Australis elects to participate, it may elect to participate for an interest of between 10% and 49%. The nature and structure of any participation by Australis will be determined at the time of exercise of the Option.

If WKL fails to present an opportunity to Australis in accordance with the terms of the Option Deed, then WKL or its related body corporate will be deemed to hold 49% of any interest in such an opportunity on trust for Australis. Australis shall then determine if it wishes to exercise its rights under the Option Deed to participate.

Marketing Agreement

This agreement, dated 14 May 2007, provides that WKL shall appoint Australis as its exclusive marketing agent in North America for the marketing of WKL's products.

This agreement is conditional upon:

1. Australis obtaining such regulatory and shareholder approvals as may be required, including the approval of Shareholders pursuant to Resolutions 1 and 2 in this Notice;

2. completion of due diligence by Australis in respect of WKL;

3. Australis being satisfied as to WKL's title and ability to develop and exploit the Jurien Bay Facilities for the purposes of the business of WKL;

4. satisfaction of the conditions precedent to the Subscription Agreement, Option Deed and Licence Agreement; and

5. completion occurring under the Subscription Agreement.

The agreement is for an initial term of two and a half years commencing from the date on which WKL first provides products to Australis for sale in North America. The agreement may be extended for a further term of two and a half years by mutual agreement between WKL and Australis.

Australis is required to:

1. act as WKL's exclusive marketing agent;

2. make routine sales calls;

3. coordinate the logistics of product transport to customers;

4. use reasonable endeavours to sell WKL's product on commercial terms;

5. prepare a marketing plan every 13 months; and

6. provide ongoing marketing advice as mutually agreed by WKL and Australis.

In consideration for providing these marketing services, WKL will pay Australis a fee of 6% of net sales and all direct costs (marked up by 10%).

The Marketing Agreement shall terminate in the event of default which is not remedied or capable of remedy. Australis is also entitled to terminate the agreement if:

1. there is a material breach by WKL of the Licence Agreement, Subscription Agreement or Option Deed;

2. conduct of WKL damages or could reasonably be expected to damage, Australis' commercial reputation or otherwise adversely affect Australis' business in the sale or production of Barramundi; and

3. WKL or a related body corporate directly or indirectly commences or becomes involved in the production and/or sale of Barramundi.

Australis is also entitled to terminate the Marketing Agreement if it determines it is unable to resolve a conflict between its interests as a Barramundi producer and seller and its appointment as agent of WKL pursuant to the Marketing Agreement.

Australis may appoint a sub-broker to perform the services required by the Marketing Agreement.

Related Party Transactions

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provision; or

(b) Shareholder approval is obtained prior to the giving of the financial benefit and the benefit is given within 15 months after obtaining such approval.

For the purposes of Chapter 2E, Mr Graham and WKL are both related parties of the Company. Mr Graham is a director of Australis and therefore a related party of Australis. WKL is an entity controlled by Mr Graham and is also therefore a related party of Australis.

Section 210 of the Corporations Act provides that shareholder approval is not required to give a financial benefit on terms that would be reasonable in the circumstances if the Company and the WKL were dealing at arm's length or are less favourable to the related party than arm's length terms.

Resolution 2 provides that the Company will enter into the WKL Agreements with WKL. If the Shareholders approve Resolution 1 the Independent Directors believe they would be able to resolve to enter into the WKL Agreements pursuant to section 210 of the Corporations Act.

The Independent Directors believe that the terms of the WKL Agreements are and would be reasonable if the parties were dealing at arm's length terms. However, given the nature of the relationship between the parties and the approvals being sought for the purposes of Resolution 1, the Independent Directors have determined it is appropriate to seek shareholder approval to enter into the WKL Agreements for the purposes of Chapter 2E.

Section 229 of the Corporations Act provides that in determining whether there is a financial benefit for the purposes of Chapter 2E, a broad interpretation is to be given, the economic and commercial substance of conduct is to prevail over its legal form and any consideration given for the benefit is to be disregarded.

In accordance with section 219 of the Corporations Act, the following information is provided to Shareholders:

(a) The related parties to whom the proposed Resolution would permit the financial benefit to be given are as follows:

(i) Mr Garth Stewart Graham; and
(ii) Western Kingfish Limited.

(b) The nature of the financial benefit proposed to be given:

The nature of the financial benefits proposed to be given to Mr Graham in his capacity as a shareholder and managing director of WKL, are the benefits of:

(i) providing the Licence to WKL;
(ii) becoming a substantial shareholder of WKL;
(iii) being a potential participant in a future North American aquaculture development; and
(iv) providing the marketing support of Australis,

which, in the opinion of the Independent Directors, given Australis' existing strong market reputation, will enhance the value of the WKL shares and its prospects for a public offering and admission to the ASX.

The nature of the financial benefit proposed to be given to WKL are:

(i) the benefits of the Licence;
(ii) the opportunity to enter the Yellowtail Kingfish market in the USA utilising the marketing expertise of Australis;
(iii) links to an experienced, well managed and funded partner in North America with the potential to develop a joint aquaculture operation under the terms of the Option Agreement; and
(iv) the benefit of the services to be provided pursuant to the Marketing Agreement.

(c) Directors' recommendation:

All Directors were available to consider Resolution 2.

Messrs David O'Sullivan, Josh Goldman and Michael Cohen (who do not have an interest in Resolution 2) recommend that the Shareholders approve Resolution 2 for the reasons outlined above.

Mr Graham declined to make a recommendation to Shareholders in respect of Resolution 2 as he has a material personal interest in the outcome of the Resolution by virtue of his association with WKL as a major shareholder and as the managing director of WKL.

(d) Other information that is reasonably required by Shareholders to make a decision whether it is in the best interests of the Company to pass Resolution 2 that is known to the Company or any of its Directors:

(i) The proposed Resolution would have the effect of granting the rights and benefits under the WKL Agreements to WKL and, indirectly, to Mr Graham.

(ii) For the reasons stated above, the Independent Directors believe there is little or no value attributable to the financial benefit being offered pursuant to the WKL Agreements. The US patents the subject of the Licence have no carrying value in the financial statements of the Company and any value in the shares of WKL is believed to be speculative and indeterminate due to the early stages and uncertainties surrounding the viability of the project.

(viii) Neither the Directors nor the Company are aware of any other information that would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by the proposed Resolution.

RESOLUTION 3 – RATIFYING THE ISSUE OF 3,000,000 SHARES

On 16 January 2007 the Company announced the placement of 3,000,000 Shares at an issue price of AUD$0.50 cents to institutional and private stockbroker clients to raise $1.5 million.

ASX Listing Rule 7.1 provides generally that a company may not issue shares or options to subscribe for shares equal to more than 15% of the company's issued share capital in any 12 months without obtaining shareholder approval.

Listing Rule 7.4 enables shareholders to ratify previous issues by the Company in order to refresh the Company's ability to issue 15% of its issued capital under Listing Rule 7.1. This will leave the Company with the flexibility to issue equity securities in the future up to the 15% threshold.

Under this Resolution 3, the Company seeks from Shareholders approval for, and ratification of, the issues of securities set out below so as to limit the restrictive effect of ASX Listing Rule 7.1 on any further issues of securities in the next 12 months.

Information requirements

The following information is provided to Shareholders for the purposes of Listing Rule 7.5:

a. the number of Shares issued was 3,000,000;

b. the Shares were issued at $0.50 per Share.

c. the issued Shares are fully paid ordinary shares in the Company and rank equally with the existing Shares in the Company.

d. the Shares were issued to various Australian institutional and private broker clients managed by State One Stockbroking Limited; and

e. the funds are being allocated to the development of an automated fish processing line at the US Turners Falls operations, barramundi hatchery upgrades, completion of the expansion to 1,000 tonnes per annum at the Turners Falls Operations and working capital.

Directors' Recommendation

The Board recommends Shareholders vote in favour of this resolution as it allows the Company to ratify the above issue of Shares and retain the flexibility to issue further equity securities representing up to 15% of the Company's share capital during the next 12 months.

GLOSSARY

"**ASX**" means ASX Limited ABN 98 008 624 691, and where the context permits, the Australian Securities Exchange operated by ASX Limited;

"**Australis**" or "**Company**" means Australis Aquaculture Ltd ACN 098 236 938;

"**Aquaculture Licences**" means Western Australian Aquaculture Licence 1335 and Western Australian Aquaculture Licences 1417 which authorise the holder to conduct aquacultural activities in compliance with Western Australian law;

"**Corporations Act**" means Corporations Act 2001 (Cth);

"**Director**" means a director of the Company;

"**Equipment**" means equipment at the Facility including a workshop, heat/cool water chillers and broodstock slipper lobsters and spiny lobsters;

"**Facility**" means an aquatic life support and tank facility of 1,380 square metres built on an area of approximately 6,040 square metres on the Jurien Bay Boat Harbour which is leased from the Department of Transport pursuant to the *Marine Harbours Act* under a 21 year lease which expires on 31 July 2025;

"**General Meeting**" means the general meeting of shareholders convened by the Notice;

"**Independent Directors**" means Messrs Goldman, Cohen and O'Sullivan;

"**Jurien Bay Assets**" means the Facility, the Equipment and the Licences;

"**Licence**" means the licence granted pursuant to the Licence Agreement;

"**Licence Agreement**" means the licence agreement dated 14 May 2007 between WKL and Australis for the grant of the Licence by Australis to WKL to use Australis' patented aquaculture technology;

"**Listing Rules**" means the Listing Rules of the ASX;

"**Marketing Agreement**" means the marketing agreement dated 14 May 2007 pursuant to which Australis is appointed WKL's exclusive marketing agent to market WKL's products in North America;

"**Notice**" means the Notice of General Meeting accompanying this Explanatory Memorandum;

"**Option**" means the option granted pursuant to the Option Deed;

"**Option Deed**" means the option deed dated 14 May 2007 for the grant of an option by WKL to Australis to acquire up to a 50% interest in any future North American aquaculture facility developed by WKL or a related body corporate for the production of Yellowtail Kingfish;

"Resolution" means a resolution contained in the Notice;

"Shareholder" means a shareholder of the Company;

"Shares" means fully paid ordinary shares in the Company;

"Subscription Agreement" means the subscription agreement dated 14 May 2007 between WKL and Australis for the issue of 2,500,000 ordinary WKL shares to Australis;

"Summermor" means Summermor Pty Ltd ACN 009 031 814;

"WKL" means Western Kingfish Limited ACN 122 711 880;

"WST" means Australian Western Standard Time; and

"Yellowtail Kingfish Proposal" means the opportunity to acquire an interest in the Jurien Bay Assets and develop the business of Yellowtail Kingfish and crustacea production and sales.

AUSTRALIS

ASX RELEASE

June 1, 2007

Audio Interview with Joshua Goldman, Managing Director

Australis Aquaculture Limited (ASX Code: AAQ) is pleased to announce that an audio interview with Joshua Goldman, Managing Director is available to the public on Boardroomradio. The 5 ½ minute interview conducted on June 1 is now available as an instant audio download or for transfer to a listening device as an IPod podcast. A copy of Australis' recent investor presentation is also available at the same site.

To access the interview, go to www.Boardroomradio.com and search by stock code AAQ or follow the following direct link:

http://www.brr.com.au/event/AAQ/493/23912/wmp/e3x8qsmawv/j9r2afm6e5

- ENDS -

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish:Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture.

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North. Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS

ASX RELEASE

May 29,2007

Investor Presentation

Australis Aquaculture Limited (ASX Code: AAQ). Please find attached a market update presentation that will be presented to investors and analysts over the next five days by Joshua Goldman, Managing Director and Jonathan Daen, Chief Financial Officer.

- ENDS -

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish:Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture.

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North.Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

Investor Update

May 28, 2007

AUSTRALIS



barramundi

taste australia's premier fish

Barramundi is Bigger Than We Thought

- **Aquaculture Fundamentals Better Than We Thought:**
  - More hardy and disease resistant, faster growing
  - Propriety feeds deliver unsurpassed feed conversion efficiency, exceptional Omega-3 content and with reduced reliance on marine derived inputs
- **Market More Receptive Than We Thought:**
  - Market awareness for barramundi has reached critical mass
  - Demand for sustainable seafood growing exponentially as wild fisheries decline
  - Major retailers want Australis product now
  - Biggest challenge is supply growth to meet demand
- **Scale-up Can Be Achieved Faster and More Efficiently**
  - Integration of Australis technology with marine pens yields low cost, highly scalable solution
  - Immediate ability to meet major customer demand
  - 10k Tonnes / A$100 million in 5-7 years

Presentation Overview

- Operations Update
- Opportunities
- High-Volume Growth Strategy

Operations Update

Australis Background

- World leader in sustainable aquaculture
- Management team has extensive experience in commercial fish farming
- Patented technology & proprietary processes
- Solid increase in shareholder value since 2004 IPO on ASX



Josh Goldman,
Australis Managing Director

In Two Years, Australis . . .

- Introduced new species to North America
- Created "*The Next Big Fish*"
- Created strong brand awareness; extensive press coverage
- Established nationwide distribution
- Created 1,000 tpa baseline production capacity



Globe
The Next
Big Fish
BARRAMUNDI
Australis Barramundi:
Coming soon to a plate near you.
By Charles P. Pierce | Photographs by Fred Collins

Australis' Recirculating Farming System


barramundi
australia's premier fish
One Australia Way







Facility Expansion Complete





8 New Tanks Added and Stocked

Total Facility Capacity: 1,000 TPA

Automated Processing Up & Running



Upgraded Fingerling Supply Chain

- **Fingerlings are key driver of output**; Stocking targets have been difficult to meet until December, 2006
- **Supply issue now resolved**:
  - US hatchery; reduces cost and improves reliably
  - Global Sourcing reduces cost and risk
  - Airline tote approvals; improve transport reliability, reduces cost
- **Inventory exceeded 1M fish in April** Up 2X over 1 year ago

Record Stocking Rates

on track for record sales



500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
No. of Fish Stocked
1,000 TPA
500 TPA
Expanded
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Stocked
Shortfall

Key Economic Drivers:

Australis vs. Industry Standards for Barramundi

Time-to-Market (0.2 – 750 grams)	9 months	12 months	(33%)
Grow-out Mortality (200 – 750 grams)	< 2%	10+%	(5x)
Feed Conversion Ratio	0.9:1	1.3:1	(40%)

Introducing:
The Better Fish™

Better Tasting

A Gourmet Experience
One of world's finest fish

A Real Crowd Pleaser
Sweet, mild & buttery

High oil content
Moist, highly versatile, resists over cooking



Better For You

- **Proprietary Feed:**
  "Excellent Source" of Omega-3's*
- **Naturally Farmed:**
  No hormones, antibiotics or colorants
- **Contaminant Free:**
  No mercury or PCB's



Omega-3 Content of Popular Fish
Mg per 5-oz Serving
900mg
Wild Coho Salmon
833mg
Australis Barramundi
600mg
Swordfish
294mg
Tilapia
270mg
Shrimp
240mg
Cod

Better for Our Environment

- Recognized for meeting highest standards for sustainable farming
- Reduced fish meal & oil in feed
- No escape, disease or other impacts on fisheries
- Full traceability

MONTEREY BAY AQUARIUM
Seafood WATCH
www.seafoodwatch.org

Healthy choices for you and the oceans!
WE ARE PROUD TO BE FISH WISE
Check out our SEAFOOD!

OCEANS ALIVE

Delivering the Message

- Eye-Catching Packaging
- Point of Purchase Displays & Demos
- Consumer Web Site www.thebetterfish.com
- Ongoing Media Support


AUSTRALIS
BARRAMUNDI
Taste Australia's Favorite Fish!
All Natural

The Opportunity

The Opportunity

Three Key Drivers:

- **Supply:** Accelerating long-term decline in wild fisheries
- **Demand:** Increasing demand for sustainable seafood
- **Positioning:** Australis enjoys a unique position
  - Large-scale sustainable production know-how
  - Market leadership (N. America's only barra producer)
  - Established brand

Accelerating Decline in Wild Supply

"Populations of commercially attractive large fish, such as tuna, cod, swordfish and marlin have declined by as much as 90% in the past century."

"More than 70% of the world's marine fisheries are now fished up to or beyond their sustainable limit."

"Most industrialized fishing typically depletes available biomass by 80% within 15 years."

Declining Marine Biodiversity



A
B
r=0.96
P<0.0001
r=0.96
P<0.0001
0
10
20
30
40
50
60
70
80
Collapsed taxa (%)
1950
1960
1970
1980
1990
2000
Year

Source: Science Magazine

US Market:
6 Million Tonne Opportunity



(MT)
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Existing Aquaculture
New Aquaculture Supply
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

AAQ Plan: <1% of Supply Gap within 5 Years

Estimated US Demand

Australian Consumption of Barramundi Applied to US Population Vs. Australis 5-Year Forecast


TPA
300,000
250,000
200,000
150,000
100,000
50,000
◄ AAQ Plan
Australia
US

Importance of New Species

- **World markets seek farmed fish**
  (stable price and supply)
- **Top three finfish in US are all farmed**
  (salmon, tilapia, catfish)
- **US Tilapia consumption**
  (up 35X in 15 Years)



US Consumption of Aquaculture Species
(1991 - 2004)
TPA
300,000
250,000
200,000
50,000
100,000
50,000
0
1991
1993
1995
1997
1999
2001
2003
Salmon
Catfish
Tilapia

Speed of Adoption

Tilapia (1986-1994) vs. Australis Barramundi (2004-2012)



TPA
30,000
25,000
20,000
15,000
10,000
5,000
0
Yr1
Yr2
Yr3
Yr4
Yr5
Yr6
Yr7
Yr8
Yr9
Tilapia
Australis Barramundi

Major Producers
World Supply is Very Limited

Country	Method	Output*	% Export*
USA (Australis)	Indoor Tanks	1,000	5%
Vietnam	Ponds, Cages	1,000	20%
Australia	Tanks, Ponds	3,000	5%
Malaysia	Freshwater Ponds	4,200	10%
Taiwan	Freshwater Ponds	4,000	20%
Indonesia	Ponds, Cages	5,000	10%

* *Management Estimates*

Room to Grow:
World Barramundi Supply



Annual World Output (000s mt)
2,500
2,000
1,500
1,000
500
-
Barramundi
Tilapia
Salmon

World barramundi production is ~1% of farmed salmon and ~2% of tilapia. Most is consumed locally & not available for export

Current Supply Limitations

- World barramundi supply is very limited
- Most output is consumed locally
- Primarily freshwater raised with poor flavour
- Supply chain is highly fragmented / small, locally focused producers dominate; poorly developed:
    - Product & quality specifications
    - QC procedures
    - Collection, processing & export supply chain

High-Volume Growth Strategy

Diversified Supply Creation

US Production

Indoor Recirculating Technology

Southeast Asia Production

Combination of Indoor Recirculating Technology and Marine-Based Pens



Massachusetts
Product Forms
- Live
- Whole Round
- Fresh fillets
North America & Europe
- High-end restaurants
- Retail chains
Southeast Asia
Product Forms
- Frozen fillets (US/EU)
- Fresh fillets (AUS)
Target Markets:
North America & Europe
- Retail chains
- Retaurant chains
- Food service
Australia
- Retail chains
- Retaurants

Breaking the Vietnam Myth


Traditional Vietnamese Cage Farm

Breaking the Vietnam Myth



Australis Farm Location

Traditional vs. Australis

Environment	Shallow Estuaries	Protected Deep Ocean
Production Method	100 m^3 Wood Cages	8,000 m^3 Plastic Net Pens
Feed	Trash Fish	Steam Extruded Pellet
Biosecurity	Poor: crowded minimal flushing	Good: low density well flushed
Flavour	Variable	Consistent

Vietnam:
A Major Aquaculture Success Story

- Vietnam ranks seventh in seafood exports & sixth in aquaculture production
- The Vietnamese seafood industry generates exports of A$3.8 billion in 2006
- 9% annual growth; exports projected to reach A$6.6 billion by 2010, majority from aquaculture
- World-class processing leverages low labor costs

Focus on Quality



- **Modern Processing Facilities with Full Third-Party Certification:**
  - HACCP
  - US FDA
  - EU
- **Multi-Tiered Quality Assurance & Control Systems:**
  - On farm
  - At/by processing plant
  - Australis in-plant
  - Third party
- **Significant opportunity for low-cost, sustainable feeds made from processing by-products**

Business Structure



- **Wholly Owned Company**
  Complete control over operations, finances & quality
- **Expatriate Management**
  Strong aquaculture and Vietnam operating experience
- **Governmental Support**
  12 year tax holiday, 15 year concession + renewal

World-class Processing

Low cost "hand-sculpted" processing for
fresh (Australia) and frozen (US & EU) markets



Key Advantages

Quality& Form: Pristine environment, large fish for uniformly thick fillets

Speed of Access: Local partner provides permitted site, infrastructure & local knowledge

Cost: Very low production & processing cost

Sustainability: Native species (low escape risk). fallowing, future feed using processing products

Scalability: 10,000 TPA capacity on current site

Australis Production Target

10,000 tonnes within 5 years
(~30% of 2004 world barramundi production)



Output (mt)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Sourced
Company Farms
FY08 FY09 FY10 FY11 FY12

Summary

- Strong leadership position in high-growth segment
- Traditional sources of supply declining
- Unique, large-scale, sustainable production know-how and technology = low-cost, scalable solution
- Diversified fast-to-market supply strategy
- Limited capital achieves A$100 Million revenue target
- Steady sales and earnings growth drives shareholder returns


AUSTRALIS
barramundi
taste australia's premier fish

AUSTRALIS

ASX/MEDIA RELEASE

May 15, 2007

Major Barramundi Expansion in Vietnam to Accelerate Australis' Revenue Growth

Sales focus on the USA and Australia

Australis Aquaculture (ASX Code: AAQ) is pleased to announce that it has entered into a Memorandum of Understanding (MOU) with a Vietnamese aquaculture group to produce barramundi in Central Vietnam. The company believes that its Vietnamese operations have the potential to contribute as much as a six-fold increase in revenues from fish sales within three years and up to a twenty-fold increase within five years.

Australis will be establishing a wholly-owned subsidiary to undertake its Vietnamese activities and will be working cooperatively with its local partner to develop vertically integrated production, sourcing and processing operations. Under the terms of the agreement, Australis' Vietnamese partner will provide production support on the proposed site, which is believed to be of sufficient scale to produce up to 10,000 tonnes per annum.

Australis spent more than a year evaluating a wide range of options to accelerate supply creation in response to growing North American demand. Selection criteria included product quality, the ability to incorporate world-class sustainable aquaculture practices, opportunities to leverage Australis' proprietary aquaculture technology and know-how, and the speed with which additional product could be available for market. The Vietnamese option was also distinguished by its very competitive capital and operating costs.

"After more than a year of detailed analysis, we are confident that we have identified a very special situation within a pristine marine environment that meets all of our objectives," said Australis Managing Director, Josh Goldman.

According to Mr. Goldman, "Traditional methods of producing barramundi in Southeast Asia suffer from poor and often variable survival rates and sub-optimum feed conversion efficiencies. Australis believes that use of its proprietary technology and know-how in Vietnam can substantially improve the cost, reliability and quality of production outcomes while rapidly increasing supply in a manner that is consistent with the Company's commitment to sustainable production," he said. AAQ's sourcing of barramundi from Vietnam is expected to commence in late 2007.

To support the project, the Company has assembled a team of highly qualified expatriates who have many years of experience in both commercial aquaculture and the operating conditions in Vietnam. The project's General Manager will be Mr. Dan Fisk, an Australian who was formerly Regional Manager for Tassal's salmon farming operations in Tasmania. Mr. Howard Feilding, an Australian national with more than fifteen years of

experience in Vietnam who formerly served as General Manager, Vietnam for Portman Mining, Chief Representative, Vietnam for Anzoil and as Managing Director of two 100%-foreign owned, Vietnamese-incorporated aquaculture companies, will provide senior level consulting support to the project. Gil Watts, a US national with many years of seafood experience in Vietnam will assist the company in sourcing and production.

Outlook for Vietnam Operations

The Company expects its Vietnam operation to produce at an annualized rate of 3,500 tpa within two years of start-up and is targeting achievement of 10,000 tpa of output within five to seven years.

According to Mr. Goldman, "At this level, Australis' Vietnamese operation will result in a tenfold increase in the Company's current production capacity."

"This target represents approximately 33% of the total reported 2004 world production of barramundi and is more than three times the reported commercial production in Australia during the same period. Completion of the Agreement is subject to final documentation which is expected to be signed in June 2007," he said.

The majority of the operation's output will be directed toward serving the Company's North American and European markets. Given the proximity to Australia, Australis also intends to use a portion of its output to supply fresh barramundi fillets into the lucrative Australian market. The Australian market has become heavily reliant on imported barramundi, much of which is freshwater-reared product from other locations in Asia. With higher prices being paid for high-quality saltwater barramundi, Australis anticipates that a significant ready market exists in Australia for its Vietnam produced fish, allowing the Company to leverage its successful US *"The Better Fish"* marketing program in Australia.

About Australis

Australis Aquaculture Limited (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as '*The Better Fish': Better Tasting, Better For You, Better for our Environment.* Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competitors.

About Aquaculture in Vietnam

In 2004, Vietnamese aquaculture output exceeded 1.1 million metric tonnes, or 37% of the country's total fish production. The sector has grown rapidly, generating exports valued at A$3 billion in 2004. A reported 902,000 hectares is used for aquaculture, of which 63.7% is for marine and brackish water culture, principally shrimp. Catfish (basa) production has increased enormously over the past five years, growing from 20,000 tonnes in 1999 to 370,000 tonnes in 2006. Similarly, cage farming has also increased rapidly, growing from just 600 cages in 1990 to over 40,000 in 2003. Marine fish farming is still in its infancy in Vietnam, due primarily to the lack of local expertise in hatchery production. The Vietnamese government is actively encouraging the development of the aquaculture sector through tax and other incentives. (Source: UN FAO)

Contact Information

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS

ASX/MEDIA RELEASE

May 14, 2007

No Serious Injuries or Production Delays from Farm Mishap

Australis Aquaculture (ASX Code: AAQ) reports that as a result of a mishap on Friday, May 11 there were no serious injuries and no significant delays in production are expected.

The mishap occurred when a stainless steel beam supporting plastic filtration material in a filter tank collapsed during repair work. The collapse caused four workers to fall into the empty tank and resulted in their subsequent evacuation by company and emergency workers. One worker received a sprained ankle, and two others sustained minor bruises and abrasions in the mishap and subsequent rescue. All of the workers were released from the hospital within 24 hours.

The empty tank had been drained prior to the commencement of the repair work and did not contain any manure or other liquid. The collapse of the beam resulted in a 1.2-meter thick grid of plastic media that the workers were standing on to become destabilised, causing the fall into the tank. Australis believes that the workers all followed proper safety precautions and a full investigation will be undertaken by the Company as part of its risk management commitment.

No Affect on Production

The mishap is not expected to have any material affect on production. The damaged filter supports one of the Company's four nursery production areas and was undergoing routine maintenance. All fish in the affected nursery area had already been moved to other systems prior to commencement of the work. Additional repairs to the damaged filter resulting from the mishap are estimated to add one week to the maintenance schedule and be accomplished without significant added cost.

About Australis

Australis Aquaculture Limited (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The Company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *'The Better Fish': Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The Company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competitors.

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS

ASX/MEDIA RELEASE

11 May 2007

Appendix 3B

Australis Aquaculture (ASX: AAQ) please find attached Appendix 3B in relation to the issue of 30,000 employee options. The key terms of the options are an exercise price of $0.60 with the options vesting in equal one third tranches over a 30 month period.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *The Better Fish:Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture.

For media & investor enquiries, contact:

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000
ACN 098 236 938

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AUSTRALIS AQUACULTURE LIMITED

ABN

65 098 236 938

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price $0.60 Term 5 years One third vesting 6 months after grant One third 12 months after 1st tranche vests One third 24 months after 1st trance vests

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes when options are exercised and listed on ASX for quotation
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Incentive based reward for performance and services rendered
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
66,172,114	Ordinary Fully Paid Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,000,000 345,000 700,000 500,000 500,000 1,000,000 1,000,000 990,000	Options, 25/3/09, $0.30 Options, 30/8/08, $0.40 Options 10/10/08, $0.43 Options 1/7/10, $0.50 Options 1/7/10, $0.45 Options 1/7/10, $0.50 Options 1/7/10, $0.55 Employee options 20/4/12, $0.60
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)		

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents NA

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Company secretary Date: 11 May 2007

Print name: GABRIEL CHIAPPINI

AUSTRALIS

ASX/MEDIA RELEASE

APPENDIX 3Y

11th May 2007 Australis Aquaculture Limited ("Australis", ASX:AAQ): Please find attached Appendix 3Y in relation to securities disposed of by the company's Chairman, Mr Stewart Graham.

- ENDS -

For further information contact:

USA – For Media & Investor Enquiries
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234

Email: josh@australis.us

Australia – For compliance enquiries
Gabriel Chiappini, Company Secretary
Office: 08-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA.

About Australis - Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of barramundi. The company owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as 'The Better Fish': Better Tasting, Better For You, Better for the Environment. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management is propelling AAQ to expand more quickly, and at significantly lower cost, than potential competitors.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Australis Aquaculture Ltd**
ABN	**65 098 236 938**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Garth Stewart GRAHAM
Date of last notice	**13 April 2007**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bulleen Pty Ltd <GS Graham Family Trust> (a trust which the Director is a beneficiary and a director of the trustee company)
Date of change	4 May 2007 & 3 May 2007
No. of securities held prior to change	**Indirect shareholding** 7,481,684 Fully Paid Ordinary Shares 900,000 unlisted options exercisable at $0.30
Class	Fully paid ordinary shares
Number acquired	-
Number disposed	46,318
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,774

+ See chapter 19 for defined terms.

No. of securities held after change	**Indirect shareholding** 7,435,366 Fully Paid Ordinary Shares 900,000 unlisted options exercisable at $0.30
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END